UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW RIVER PHARMACEUTICALS INC.
(Name of Subject Company)

NEW RIVER PHARMACEUTICALS INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

648468 20 5
(CUSIP Number of Class of Securities)

Randal J. Kirk
Chairman of the Board, President and Chief Executive Officer
NEW RIVER PHARMACEUTICALS INC.
1881 Grove Avenue
Radford, Virginia 24141
(540) 633-7978
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

David I. Meyers, Esq. Troutman Sanders LLP 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1200	Kent A. Coit, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is New River Pharmaceuticals Inc., a Virginia corporation (the “Company”), and the address of the principal executive offices of the Company is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The telephone number for the Company’s principal executive offices is (540) 633-7978.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.001 per share, of the Company (the “Shares”). As of March 1, 2007, 37,051,564 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 — “Subject Company Information — Name and Address” above, which information is incorporated herein by reference.

Tender Offer and Merger

This Statement relates to the cash tender offer by Shuttle Corporation (“Purchaser”), a Virginia corporation and an indirect wholly owned subsidiary of Shire plc, a public limited company organized under the laws of England and Wales (including its predecessor Shire Pharmaceutical Group plc, “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated March 2, 2007, as amended or supplemented from time to time, (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $64.00 per Share, net to the seller in cash (such price per Share, or, if increased, such higher price per Share, the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement of Merger, dated as of February 20, 2007 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable following completion of the Offer, Purchaser will merge with and into the Company (the “Merger”) pursuant to the Merger Agreement and the related plan of merger, with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by any wholly owned subsidiary of the Company and any Shares owned by Parent, Purchaser or any wholly owned subsidiary of Parent, which shall be cancelled, and Shares owned by shareholders who have properly demanded appraisal, in accordance with the Virginia Stock Corporation Act (the “VSCA”)), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

The Offer to Purchase states that the principal executive offices of Purchaser are located at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP, and the telephone number at such principal executive offices is +44 1256 894 000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, that is attached hereto as Annex C and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3 — “Past Contacts, Transactions, Negotiations and Agreements,” Item 4 — “The Solicitation or Recommendation” below or in the Information Statement attached hereto as Annex C or as incorporated by reference into this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Agreements with Current Executive Officers and Directors of the Company

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons

Certain members of management and the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Effect of the Merger on Employee Benefits

There are no severance agreements or arrangements between the Company and any of the Company’s executive officers. The Merger Agreement provides that if Parent or any subsidiary of Parent should terminate the employment of any employee of the Company or its subsidiary who is or was such an employee at the Effective Time (a “Company Employee”), such Company Employee shall be entitled to the severance benefits, including severance payments, medical benefits continuation and outplacement services according to a schedule previously provided to the Company (which schedule reflects such severance payments and benefits as are substantially consistent with those offered to similarly situated employees of Parent or its subsidiaries in the United States upon the termination of their employment). None of Randal J. Kirk, the Company’s Chairman of the Board, President and Chief Executive Officer, Krish S. Krishnan, the Company’s Chief Operating Officer, Chief Financial Officer and Secretary, or Suma M. Krishnan, the Company’s Vice-President, Product Development, will receive any such severance payments or benefits. To the extent that any of the other executive officers of the Company are offered and accept employment with Parent or the Surviving Corporation after the Effective Time, such executive officers would receive such compensation and benefits as they are offered and agree to, which may include, if their employment is terminated, the severance payments or benefits described above. The Merger Agreement further provides that the provisions of the Merger Agreement described above are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Treatment of Company Options and SARs in the Offer and the Merger

Each option to acquire Shares and each stock appreciation right outstanding immediately prior to the purchase of Shares pursuant to the Offer, will, to the extent not already vested and exercisable, automatically upon such purchase of Shares become fully vested and exercisable.

The Merger Agreement provides that, at the Effective Time, each option to acquire Shares outstanding immediately prior to the consummation of the Merger (the “Effective Time”) granted by the Company under the Company’s Incentive Compensation Plan (each, an “Option”), shall be cancelled and each holder of an Option shall be paid in full satisfaction of such Option, a cash amount equal to the excess, if any, of (i) the Merger Consideration per Share over (ii) the exercise price payable in respect of such Share issuable under such Option, subject to applicable withholding taxes.

The Merger Agreement provides that, at the Effective Time, each stock appreciation right outstanding immediately prior to the Effective Time with respect to Shares, whether or not granted under the Company’s Incentive Compensation Plan (each, a “SAR”), shall be cancelled and each holder of a SAR shall be paid in full satisfaction of such SAR, a cash amount equal to the excess, if any, of (i) the Merger Consideration per Share over (ii) the strike price of such SAR in respect of such Share related to such SAR, subject to applicable withholding taxes.

The foregoing summary of the treatment of Options and SARs in the Offer and the Merger provided for in the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

While the Company’s directors and executive officers will receive the same Offer Price for their Shares as other Company shareholders will receive if their Shares are purchased in the Offer, the Company’s directors and executive officers who hold Options or SARs may have interests in the Offer and the Merger which are different from or in addition to the interests of the Company’s shareholders generally. The following table sets forth the total value that each of the Company’s (i) directors, (ii) named executive officers and (iii)  other executive officer, would receive from the termination and “cash out” of their Options and SARs in connection with the Merger, based on his or her beneficial ownership of such Options and SARs as of March 1, 2007:

	Stock
Interested Party	Options (#)	SARs (#)	Total Value ($)

Cesar L. Alvarez	110,000	—	$4,598,000
Director
Davis S. Barlow	110,200	—	4,616,783
Director
Larry D. Horner	80,000	—	2,874,000
Director
Randal J. Kirk	—	1,256,700	45,494,457
Chairman, President and Chief Executive Officer
Krish S. Krishnan	181,626	754,020	38,198,706
Chief Operating Officer, Chief Financial Officer and Secretary
Suma M. Krishnan	45,000	438,780	17,547,983
Vice-President, Product Development
Garen Z. Manvelian, M.D.	15,000	—	577,950
Chief Medical Officer, Vice-President Clinical and Regulatory Affairs
Burton E. Sobel, M.D.	35,000	—	621,550
Director
John K. Thottathil	25,000	—	761,250
Chief Scientific Officer
Other Executive Officer	12,500	—	482,500

Total	614,326	2,449,500	$115,800,179

Effect of the Offer and the Merger on Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that, from and after the acceptance of Shares pursuant to the Offer (the “Acceptance Date”) and until the Effective Time, the Company shall (and from and after the Effective Time, the Surviving Corporation shall), and Parent shall cause the Company and the Surviving Corporation to, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each an “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of, in whole or in part, acts or omissions of an Indemnified Party in such person’s capacity as a director, officer, employee or agent of the Company or any subsidiary or taken at the request of the Company or any subsidiary (including, serving at the request of the Company or any subsidiary as a director, officer, employee or agent of another person, including any employee benefit plan) at or at any time prior to the Effective Time (including acts or omissions occurring in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement), to the fullest extent the Company is permitted to do so under applicable law and assume all of the obligations for indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the articles of incorporation and bylaws of the Company and its subsidiary, as applicable, as in effect on the date of the Merger Agreement. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses (including fees and expenses of legal counsel) incurred in the defense of the proceeding from the Company or the Surviving Corporation, as applicable, to the fullest extent permitted under applicable law provided that such person provides an undertaking to repay such expenses to the extent required by applicable law. Any determination as to whether the Indemnified Person met the applicable standards set forth under applicable law or the articles of incorporation or bylaws of the Company or the Surviving Corporation, as the case may be, shall be made in the manner described in the articles of incorporation of the Company as in effect on the date of the Merger Agreement; provided, however, for acts or omissions of directors who continue on the Company Board after the Acceptance Date (“Continuing Indemnitees”) until the Effective Time any such determination will be made by special legal counsel mutually selected by the Indemnified Person and the Company Board.

The Merger Agreement provides that by no later than the Acceptance Date, the Company shall obtain and fully pay (up to a maximum cost of 300% of the current annual premium paid by the Company and its subsidiaries for their existing directors’ and officers’ liability insurance coverage in the aggregate) for a tail policy of directors’ and officers’ liability insurance (with a policy limit and coverage no greater than such existing directors’ and officers’ liability insurance coverage) in respect of acts or omissions occurring prior to the Acceptance Date (and with respect to Continuing Indemnitees, in respect of acts or omissions occurring prior to the Effective Time) covering each Indemnitee for a period of six years following the Acceptance Date (and with respect to Continuing Indemnitees, six years following the Effective Time) with an insurance carrier nationally recognized in the United States of America. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such tail policy. In the event that Parent or the Surviving Corporation fails to maintain such tail policy, then they shall pay to any Indemnified Party any such amounts as such person would have been entitled to receive under such tail policy had such tail policy been maintained. Pursuant to the Merger Agreement, should the Surviving Corporation fail to comply with its obligations, Parent shall be responsible for such obligations.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Agreements with Parent, Purchaser or their Affiliates

Collaboration Agreement

On January 31, 2005, the Company entered into a collaboration agreement (the “Original Collaboration Agreement”) with Parent relating to the global commercialization of the Company’s lead product candidate for the treatment of Attention-Deficit/Hyperactivity Disorder (“ADHD”) and other potential indications (“VYVANSE”tm, known until December 2006 as “NRP104”). On March 31, 2005, the Company and Parent split this agreement into two agreements by entering into a United States Collaboration Agreement and a rest of world (ROW) Territory License Agreement (together, the “Collaboration Agreements”) to replace the Original Collaboration Agreement. Parent paid the Company an upfront fee of $50 million on February 11, 2005 and a milestone payment of $50 million on February 6, 2006 as a result of notice from the U.S. Food and Drug Administration (the “FDA”) on January 26, 2006 of its acceptance of the Company’s new drug application (“NDA”) filing for VYVANSE.

The Collaboration Agreements also provide for additional payments to the Company in the event that certain additional milestones are achieved. These potential payments include an amount of up to $300 million following the first commercial sale of VYVANSE, depending on the characteristics of the FDA approved product labeling, and $100 million upon achieving certain sales targets. The maximum amount of upfront and milestone payments under the terms of the Collaboration Agreements is $505 million.

The Collaboration Agreements provide the Company, at its option, the right to co-promote VYVANSE in the United States (including its territories and possessions). On July 25, 2006, the Company exercised this right. The co-promotion activities of the Company will commence upon the commercial launch of VYVANSE. In exercising its option to co-promote VYVANSE, the Company committed to co-promote the product for at least 24 months and to provide 25% of the total details for the product during the 24-month period. The Collaboration Agreements also provide for profit sharing on U.S. product sales. In the event that VYVANSE is approved with a Schedule III, IV or V classification or is unscheduled (“favorable scheduling”), the Company and Parent will divide operating profits as follows: the Company will receive 25% of profits for the first two years following launch, and the Company and Parent will share the profits equally thereafter. However, in the event that VYVANSE receives a final Schedule II classification, the Collaboration Agreement allows for an alternative profit-sharing scheme. Under this scenario, the Company’s share of U.S. product profits for the first two years will be at least 25%, though it may increase to a value determined by a preset formula.

The Collaboration Agreements provide that Parent may terminate the Collaboration Agreements within 30 days of receiving such regulatory approval and may in certain circumstances be entitled to a termination fee of $50 million. In addition, each party may terminate in the event of an uncured, defined material breach by the other party, entitling the non-breaching party the right to purchase the interests of the breaching party. Subject to certain conditions, either party is entitled to terminate in the event that governmental action restricts or prohibits the transactions contemplated by the Collaboration Agreements under the laws of the United States or European Union.

The foregoing summary is qualified in its entirety by reference to the Collaboration Agreements, which are filed as Exhibits (e)(2)(A) and (e)(2)(B) hereto, respectively, and are incorporated herein by reference.

First Non-Disclosure & Confidentiality Agreement

In connection with the Company’s development of ADHD product candidates, the Company and Shire US Inc., a wholly owned subsidiary of Parent, entered into a Non-Disclosure & Confidentiality Agreement, dated July 16, 2002, as amended August 16, 2004, October 29, 2004, November 15, 2004, January 3, 2005 and January 11, 2005 (the Non-Disclosure & Confidentiality Agreement, as amended, the “First Non-Disclosure & Confidentiality Agreement”). Parent and certain of its subsidiaries and certain third parties were added as parties to the First Non-Disclosure & Confidential Agreement through the October 29, 2004 and November 15, 2004 amendments thereto. As a condition to being furnished Confidential Information (as defined in the First Non-Disclosure & Confidentiality Agreement) of the other parties, each of the parties agreed, among other things, to keep such Confidential Information confidential, protect the Confidential Information of another party and to use such Confidential Information only in connection with a potential business relationship or business transaction between Parent and the Company.

The foregoing summary is qualified in its entirety by reference to the First Non-Disclosure & Confidentiality Agreement, as amended, which is filed as Exhibit (e)(3)(A) hereto and is incorporated herein by reference.

Second Non-Disclosure & Confidentiality Agreement

The Company, Shire Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and a third party consultant of Parent entered into a Non-Disclosure & Confidentiality Agreement (the “Second Non-Disclosure & Confidentiality Agreement”), dated November 28, 2006 relating to the discussion and evaluation of one or more potential arrangements by which Shire Pharmaceuticals, Inc. and the Company might enter into a business relationship or enter into one or more transactions. As a condition to being furnished Confidential Information (as defined in the Second Non-Disclosure & Confidentiality Agreement) of the other parties, each of the parties agreed, among other things, to keep such Confidential Information confidential, protect the Confidential Information of another party and to use such Confidential Information only in connection with a potential business relationship or business transaction between Parent and the Company.

The foregoing summary is qualified in its entirety by reference to the Second Non-Disclosure & Confidentiality Agreement which is filed as Exhibit (e)(3)(B) hereto and is incorporated herein by reference.

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent or the Company in Parent’s or the Company’s public reports filed with the SEC. In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent or the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Tender and Support Agreement

Randal J. Kirk, the Company’s Chairman of the Board, President and Chief Executive Officer, and certain entities controlled by him (each, a “Signing Shareholder”), who collectively beneficially own approximately 50.2% of the currently outstanding Shares (and approximately 48.4% of the outstanding Shares on a fully diluted basis), entered into a Tender and Support Agreement, dated as of February 20, 2007, with Parent (the “Tender Agreement”). Pursuant to the Tender Agreement, each Signing Shareholder agreed to validly tender (or cause to be tendered) in the Offer all Shares beneficially owned by such Signing Shareholder pursuant to the terms of the Offer as promptly as practicable (but not later than the close of business on 17th business day) after commencement of the Offer. The Tender Agreement will automatically terminate upon the earlier of (a) the consummation of the Merger, (b) the termination of the Tender Agreement by mutual agreement, and (c) the termination of the Merger Agreement in accordance with its terms. The Shares currently owned by the Signing Shareholders represent in the aggregate a majority of the currently outstanding Shares. The summary of the material terms of the Tender Agreement set forth in Section 13 of the Offer to Purchase is incorporated by reference herein.

The foregoing summary of certain terms of the Tender Agreement, and the summary of the Tender Agreement contained in the Offer to Purchase, are qualified in their entirety by reference to the Tender Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board

The Company Board, at a special meeting held on February 19, 2007, by unanimous vote, approved and adopted the Merger Agreement and the transactions contemplated thereby, and determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its shareholders.

Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of the Transaction

In August 2004, the Company initiated an effort to explore potential partnering opportunities with respect to VYVANSE, which was then about to enter pivotal clinical trials, in order to provide funding, as well as marketing and sales capabilities, in connection with the continuing development and commercialization of the product. The Company engaged WR Hambrecht + Co., LLC (“WR Hambrecht”) as its exclusive financial adviser in connection with this effort. Pursuant to this engagement, WR Hambrecht identified and contacted a number of parties, including Parent, to explore their possible interest in a collaboration with the Company involving the North American marketing rights to VYVANSE.

On September 14, 2004, the Company publicly disclosed that it was evaluating partnering opportunities with respect to the further development and commercialization of VYVANSE and that it had engaged an investment bank to coordinate this process in the United States. During the fourth quarter of 2004, as part of this process, numerous potential partners conducted due diligence with respect to, and engaged in discussions with the Company’s management regarding, VYVANSE. At a regular meeting on November 4, 2004, the Company Board reviewed and considered the status of discussions with third parties with respect to a potential partnering transaction for VYVANSE.

Through the process described above, Parent was identified as the most attractive potential partner due to Parent’s resources, relevant experience and expertise and apparent willingness to proceed expeditiously with negotiating a transaction. Accordingly, in mid-December 2004, the Company began to focus its partnering efforts with respect to VYVANSE principally on Parent. On December 31, 2004, the Company announced the signing of a non-binding letter of intent and agreement to enter into exclusive negotiations with Parent to complete a transaction relating to the commercialization of VYVANSE in the United States and for further product development for other potential indications on a worldwide basis.

Negotiations with respect to such a transaction continued throughout January 2005. On January 31, 2005, the Company and Parent entered into the Original Collaboration Agreement providing for the global commercialization of VYVANSE. Pursuant to the terms of the Original Collaboration Agreement, Parent paid to the Company an initial sum of $50 million on February 11, 2005. As contemplated by the Original Collaboration Agreement, that agreement was subsequently divided into separate agreements for the United States and the rest of the world. On March 31, 2005, the Company and Parent entered into the Collaboration Agreements, which superseded the Original Collaboration Agreement.

After entering into the Collaboration Agreements, and in light of the Company’s announcement in early March of positive results of the pivotal trial of VYVANSE, commencing in the spring and continuing into the summer of 2005 the Company undertook an exploration of possible transactions, including financings, to monetize the Company’s continuing interest in VYVANSE. In this connection, the Company initiated discussions with Bear, Stearns & Co. Inc. (“Bear Stearns”) regarding the possibility of selling all or a portion of the Company’s remaining interest in VYVANSE to Parent.

On August 11, 2005, the Company Board met, together with outside legal counsel and representatives of Third Security, LLC, an entity owned by Mr. Kirk of which Mr. Kirk and Krish S. Krishnan, the Company’s Chief Operating Officer, Chief Financial Officer and Secretary, serve as Managing Directors (“Third Security”), and which provides certain limited administrative services to the Company. At this meeting, the Company Board discussed various strategic transactions which could realize value for the Company’s shareholders for VYVANSE, some of which contemplated a potential change in control of the Company. At that time, outside legal counsel to the Company advised the Company’s directors as to their fiduciary duties under Virginia law in the context of a potential change in control transaction. It was agreed that management could proceed to explore possible strategic alternatives with respect to VYVANSE and the entire Company.

On August 12, 2005, Mr. Kirk informed Parent that the Company was exploring possible strategic transactions and alternatives. On August 15, 2005, Matthew Emmens, the Chief Executive Officer of Parent, informed Mr. Kirk that Parent was not in a position at that time to pursue a transaction with the Company.

On September 30, 2005, the Company engaged Bear Stearns to act as its exclusive financial advisor in connection with exploring possible transactions with Parent, including principally transactions that could result in Parent obtaining control of VYVANSE. Thereafter, Bear Stearns conducted a number of analyses of, and between September 2005 and August 2006 held numerous discussions with the Company and Parent regarding, possible structuring alternatives with respect to such a potential transaction.

On December 7, 2005, the Company announced that the previous day it had filed a NDA with the FDA for VYVANSE for the treatment of ADHD in pediatric populations. On January 26, 2006, the FDA gave notice of its acceptance of the Company’s NDA filing for VYVANSE. As a result of such notice, pursuant to the Collaboration Agreements, Parent paid the Company a milestone payment of $50 million on February 6, 2006.

In order to provide financing for the development of the Company’s sales and marketing capabilities for VYVANSE and to fund research and development with respect to the Company’s other product candidates, on July 11, 2006 the Company Board approved an offering of up to $125,000,000 (plus an additional $18,750,000 subject to over-allotment options) of convertible debt securities of the Company, along with related hedging transactions. On July 19, 2006, the Company entered into a purchase agreement under which the Company agreed to sell $125,000,000 (plus an additional $18,750,000 subject to over-allotment options) of its 3.50% Convertible Subordinated Notes due 2013 (the “Notes”) to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and WR Hambrecht and also entered into related hedging transaction documents. The sale of the Notes closed on July 25, 2006.

On July 25, 2006, the Company announced the exercise of its right to co-promote VYVANSE in the United States under the Collaboration Agreements.

During the summer and into the fall of 2006, the Company engaged in discussions with two pharmaceutical companies regarding the possible sale or license of rights with respect to the Company’s lead opioid product candidate, NRP290, and related opioid compounds. In the case of one such company, the discussions also included the possibility of that company acquiring the Company as a whole.

Also during the summer of 2006, Mr. Kirk advised Mr. Emmens generally regarding the Company’s ongoing discussions concerning a possible transaction involving NRP290 and related opioid compounds, and the possibility that a transaction involving the entire Company might be proposed as a result of these discussions. In this connection, Mr. Kirk and Mr. Emmens discussed further the possibility of a strategic transaction involving the two companies intended to allow the Company’s shareholders to realize the value of the Company’s interest in VYVANSE.

On August 3, 2006, the Company Board met, together with outside legal counsel and representatives of Third Security. During this meeting, the Company Board considered and discussed various strategic alternatives. In addition, Mr. Kirk and Mr. Krishnan reported to the Company Board their discussions with Parent regarding a possible strategic transaction, and it was agreed that they should continue to pursue discussions regarding a possible transaction with Parent. At this meeting, the Company Board also authorized senior management to engage Merrill Lynch to assist the Company in pursuing and completing an acquisition of the Company by Parent or an affiliate of Parent.

On August 4, 2006, Mr. Kirk presented to Parent the possible structure of a transaction whereby Parent would acquire the Company for cash immediately after the Company’s pro rata distribution to its shareholders of shares of a new public company that would hold the Company’s intellectual property and other rights unrelated to VYVANSE; Parent indicated it would consider the proposed structure.

On August 23, 2006, the Company engaged Merrill Lynch as the Company’s non-exclusive financial advisor in connection with any proposed acquisition of the Company by Parent or an affiliate of Parent.

On October 6, 2006, the Company received an approvable letter from the FDA for 30mg, 50mg and 70mg capsules of VYVANSE. The approvable letter indicated that the Controlled Substance Staff of the FDA had initially recommended that VYVANSE be placed in Schedule II of the Controlled Substance Act.

On November 2, 2006, the Company Board had a telephonic meeting, which, in addition to the directors, was attended by representatives of Troutman Sanders LLP (“Troutman Sanders”), its regular outside counsel, and by representatives of Third Security. Mr. Krishnan and Mr. Kirk reported to the Company Board regarding their ongoing discussions in connection with exploring potential strategic transactions, including the ongoing activities of Bear Stearns and Merrill Lynch.

On November 15, 2006, the Company amended and restated its engagement letter with Bear Stearns, dated September 30, 2005, and engaged Bear Stearns to act as the Company’s non-exclusive financial advisor with respect to a sale of the Company to Parent or any other party.

Thereafter, the Company, with the assistance of Bear Stearns, developed a list of major pharmaceutical companies to be contacted as part of the Company’s ongoing exploration of possible strategic alternatives and transactions. The identified parties were selected based upon, among other factors, strategic fit and financial capability. From mid-November 2006 through December 2006, representatives of Bear Stearns contacted 14 potential acquirers (including Parent), and the Company contacted an additional two parties.

In late November and early December 2006, at the request of Mr. Emmens, a third-party strategic consultant engaged by Parent initiated a due diligence review of the Company’s programs and products in addition to VYVANSE. In connection therewith, on November 28, 2006, the Company, a wholly owned subsidiary of Parent and such third-party strategic consultant entered into the Second Non-Disclosure & Confidentiality Agreement in connection with such review and the discussion and evaluation of potential business relationships or transactions. Thereafter, the Company provided Parent, such third party consultant and Parent’s legal and financial advisors with legal, financial, business and operational information in accordance with the terms of the Second Non-Disclosure & Confidentiality Agreement in response to their due diligence requests.

On December 11, 2006, the Company engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), as special mergers and acquisitions counsel, in connection with a potential sale of, or other business combination transaction involving, the Company.

Of the parties contacted by Bear Stearns and the Company, Parent and four other major pharmaceutical companies indicated initial interest in a possible transaction. In addition to Parent, three of these companies requested and obtained access to and conducted diligence in the Company’s electronic data room after executing a confidentiality agreement with the Company. Between December 2006 and January 2007, the Company gave management presentations to the four parties other than Parent which had expressed interest in a possible transaction. Subsequent to such management presentation, in December 2006 one of the four parties indicated that it had concluded that the Company would not be a strategic fit with its existing businesses and thus it would not continue to pursue a transaction with the Company.

On December 21, 2006, the Company and Parent announced that the FDA had issued a second approvable letter for VYVANSE. At that time, the FDA proposed that VYVANSE be classified as a Schedule II controlled substance.

On December 28, 2006, Mr. Kirk sent to Mr. Emmens a proposal for a transaction whereby Parent would acquire the Company for cash immediately after the Company’s pro rata distribution to its shareholders of the shares of two new public companies which would hold, respectively, the rights with respect to the Company’s thyroid technology, and the rights with respect to NRP290 and related opioid compounds. In early January 2007, Mr. Emmens indicated that he would consider the proposal.

On January 10, 2007, Parent submitted a confidential, non-binding written proposal to acquire the entire equity interest in the Company for $61.50 in cash per Share and Share equivalent, subject to certain conditions, including successful completion of due diligence, the negotiation of a mutually satisfactory merger agreement governing the transaction and the negotiation of a satisfactory voting agreement with Mr. Kirk, the Company’s principal shareholder. Parent’s non-binding proposal did not contain a financing condition and did not provide for any spin-off to the Company’s shareholders prior to the acquisition as had been proposed by Mr. Kirk in his December 28th communication to Mr. Emmens.

In connection with such proposal, Parent requested, and the Company agreed to provide, Parent and Parent’s legal advisors and financial advisors, with legal, financial, business and operational information (including with respect to VYVANSE) in accordance with the terms of the Second Non-Disclosure & Confidentiality Agreement in response to Parent’s due diligence requests. Throughout January and February 2007, representatives of Parent reviewed the due diligence material provided by the Company and participated with the Company’s representatives and legal and financial advisors in various meetings and conference calls to discuss due diligence information relating to the Company.

On January 11, 2007, the Company Board met telephonically, together with representatives of Bear Stearns, Skadden Arps, Troutman Sanders and Third Security. At this meeting, Mr. Kirk reported on the proposal that the Company had received from Parent. Representatives of Bear Stearns advised the Company Board on the status of ongoing discussions with the other three remaining parties that had expressed an interest in acquiring the Company. In light of Parent’s proposal for a transaction at $61.50 per Share, Bear Stearns was instructed to contact these three interested parties, as well as Parent, and advise them that they would be receiving draft forms of agreement for an acquisition of the Company, and that they should be prepared to review and comment on these drafts and, in the case of the three interested parties, submit a written acquisition proposal on or before February 1, 2007. Skadden Arps was instructed to prepare the draft agreements. Following this meeting, Bear Stearns advised the three interested parties, as well as Parent, in accordance with these instructions. In addition, it was agreed that Mr. Kirk should separately continue discussions with Mr. Emmens with a view to obtaining an increase in Parent’s proposed per Share price.

During the week of January 15, 2007, Mr. Kirk had telephonic discussions with Mr. Emmens regarding Parent’s proposal, including the possible structure and timing of a transaction and Parent’s proposed acquisition price of $61.50 per Share, in which Mr. Kirk indicated that this proposed price was below what he and the Company Board expected. Mr. Kirk suggested that Parent should consider increasing its price to the mid-$60 per Share range.

On January 18, 2007, the Company Board met telephonically, together with representatives of Bear Stearns, Merrill Lynch, Skadden Arps, Troutman Sanders and Third Security. At this meeting, Mr. Kirk reported on continuing discussions with Mr. Emmens regarding Parent’s proposal. Representatives of Merrill Lynch reviewed with the Company Board various preliminary financial analyses evaluating Parent’s proposed $61.50 per Share, and the representatives of Bear Stearns reviewed the status of ongoing discussions with the other three interested parties. Representatives of Skadden Arps described certain issues related to, and appropriate procedures for conducting a reasonable, sale process. Representatives of Troutman Sanders reviewed with members of the Company Board their fiduciary duties in considering strategic alternatives. After discussion, the Company Board determined that the Company’s financial advisors should continue their interactions with interested parties, including Parent.

Throughout January 2007, representatives of Bear Stearns had a number of discussions with Parent’s financial advisors and each of the three remaining interested parties to answer their questions and gauge their interest in pursuing a potential transaction with the Company.

On January 24, 2007, legal and financial advisors of Parent and the Company met telephonically to discuss the possible structure, timing and various other aspects of a possible acquisition of the Company by Parent. Also on January 24, 2007, the Company learned that one of the remaining three interested parties other than Parent would not continue to pursue a transaction with the Company at that time, principally due to its concerns as to its ability under the Collaboration Agreements, if it were to acquire the Company, to exercise control over the marketing and sale of VYVANSE and its view that it would not be able to meet what it assumed the Company’s price expectations would be.

On January 26, 2007, the Company provided Parent and the remaining two interested parties with initial drafts of proposed transaction agreements and, in the case of such two interested parties, requested that each such party respond by February 1, 2007. On or about January 30, 2007, Bear Stearns was advised by one of the two remaining parties other than Parent that had expressed an interest in acquiring the Company that any offer it would make would be below what it would expect the Company to accept, given the current market price of the Shares, and thus it would not continue to pursue a transaction with the Company at that time.

On February 1, 2007, the Company’s senior management met telephonically with representatives of Bear Stearns, Merrill Lynch, Skadden Arps, Troutman Sanders and Third Security to review the status of the process and determine how best to proceed. Bear Stearns reviewed the discussions to date with each of the four parties other than Parent that had initially expressed interest in a transaction with the Company, as well as the additional parties that Bear Stearns had previously contacted. It was noted that discussions with one of the remaining two parties other than Parent had been discontinued, and discussions with the sole remaining party other than Parent which had expressed an interest in acquiring the Company had not materially progressed. By comparison, the discussions and negotiations with Parent and its advisors were moving rapidly forward, with Parent’s legal and financial advisors fully engaged and apparently seeking to promptly conclude definitive agreements. In view of this, the Company’s legal and financial advisors were instructed to continue to work diligently with Parent’s legal and financial advisors to reach definitive agreements as soon as possible.

Between February 1, 2007 and February 12, 2007, Parent and its legal and financial advisors continued their due diligence investigation of the Company. During that same period, representatives of Skadden Arps and the Company’s financial advisors had ongoing discussions with Parent’s legal and financial advisors regarding the possible structure and terms for a transaction, and the Company’s and Parent’s respective legal advisors exchanged drafts of transaction agreements.

On February 9, 2007, Mr. Kirk telephoned Mr. Emmens to inform Mr. Emmens that the Company would be amenable to pursuing a transaction structured as a “two-step” acquisition in which Parent or its affiliate would commence a “first-step” all cash tender offer for all Shares, to be followed by a merger in which untendered Shares would be converted into the right to receive the same cash price per Share, but reiterated that Parent’s proposed offer price of $61.50 per Share was insufficient. Early the following week, Parent’s legal advisors advised Skadden Arps that they had been instructed to prepare promptly transaction agreements providing for a “two-step” all cash acquisition of the Company by Parent.

During the afternoon of February 13, 2007, the Company Board met telephonically, together, with representatives of Bears Stearns, Skadden Arps, Troutman Sanders and Third Security, to receive an update on the potential transaction with Parent. Mr. Kirk reported on his discussions with Mr. Emmens on February 9, 2007 regarding the appropriate structure for the acquisition. Representatives of Bear Stearns reported on the status of their discussions with Parent’s financial advisors. The representatives of Bear Stearns also confirmed that the sole remaining party other than Parent which had earlier expressed an interest in acquiring the Company had indicated that it would not continue to pursue a transaction with the Company. Representatives of Skadden Arps reported on the status of the discussions and negotiations, and of the draft transaction agreements which had been exchanged, with Parent’s legal advisors. Representatives of Troutman Sanders reviewed with members of the Company Board their fiduciary duties under Virginia law in considering and acting on a proposed acquisition of the Company.

Thereafter and through February 20, 2007, Parent and its legal advisors negotiated the Merger Agreement and ancillary documents with the Company and its legal advisors. Parent also negotiated the Tender Agreement. In addition, the Company’s senior management and the Company’s legal and financial advisors met in person or telephonically numerous times to discuss the status of the negotiations and outstanding issues.

During the afternoon of February 18, 2007, the Company Board met telephonically to review and consider the possible acquisition of the Company by Parent in a two-step transaction. The meeting was attended by, in addition to all of the Company’s directors, representatives of Bear Stearns, Merrill Lynch, Skadden Arps, Troutman Sanders and Third Security. Representatives of Skadden Arps reported to the Company Board regarding the remaining issues under discussion with respect to the proposed Merger Agreement, and, referring to a summary as well as the draft transaction agreements which had previously been provided to the Company Board, reviewed in detail the terms and conditions of the proposed transaction. Representatives of Troutman Sanders reviewed with members of the Company Board their fiduciary duties under Virginia law in considering and acting on the proposed Merger Agreement. Representatives of each of Bear Stearns and Merrill Lynch reviewed in detail with the Company Board each of their preliminary financial analyses and responded to questions from the Board. Particularly in light of these analyses and the outcome of the process which had been conducted, it was noted that Parent’s proposed offer price of $61.50 in cash per Share, which was the only price Parent had offered to date, appeared to be reasonable, but perhaps not Parent’s best and final offer. Mr. Kirk indicated that, based on his prior discussions with Mr. Emmens in which Mr. Kirk had indicated, and reiterated, that Parent’s proposed $61.50 per Share price was insufficient, he believed that Parent would agree to increase its proposed per Share price. The members of the Board unanimously agreed that Mr. Kirk should seek to negotiate a higher price.

Later in the evening on February 18, 2007, Mr. Kirk received a telephone call from Mr. Emmens. Mr. Emmens informed Mr. Kirk that the Board of Directors of Parent (the “Parent Board”) had authorized him to increase Parent’s offer to $63.00 per Share for all of the issued and outstanding Shares. Mr. Kirk indicated that he could not be sure that the Company Board would support a transaction at that price. After further discussion between Messrs. Emmens and Kirk, Mr. Kirk stated that he would present an offer from Parent of $64.00 per Share to the Company Board if the Parent Board authorized such an offer. Mr. Emmens stated that he would present such a proposal to the Parent Board.

On February 19, 2007, Mr. Emmens called Mr. Kirk and informed him that the Parent Board had authorized an offer of $64.00 per Share for the Company. Mr. Kirk said he would present the offer to the Company Board.

During the evening of February 19, 2007, the Company Board met telephonically, together with representatives of Bear Stearns, Merrill Lynch, Skadden Arps, Troutman Sanders and Third Security. Mr. Kirk reported that the Parent Board had authorized an offer of $64.00 per Share for the entire Company. A representative of Skadden Arps reviewed again with the Company Board the material terms of the Merger Agreement, noting in particular those areas where changes had been made to reflect the outcome of negotiations since the meeting of the Company Board the previous day. Bear Stearns and Merrill Lynch confirmed that their respective financial analyses of the Offer Price and the Merger Consideration provided to the Company Board in connection with the meeting were wholly consistent with those which had been presented in detail to the Company Board at its meeting the previous day, and delivered to the Company Board their oral opinions which were subsequently confirmed by delivery of written opinions, dated February 19, 2007 (the “Bear Stearns Opinion”), and February 20, 2007 (the “Merrill Lynch Opinion”), respectively, to the effect that, as of that date and based upon and subject to various qualifications, factors, assumptions and limitations described in each opinion, the Offer Price and the Merger Consideration to be received by the holders of Shares in the Merger was fair, from a financial point of view, to such holders (other than the Signing Shareholders). In addition, representatives of Troutman Sanders reviewed with members of the Company Board their fiduciary duties in considering and acting on the proposed Merger Agreement. After further discussion, the Company Board unanimously determined that the Offer and the Merger were advisable, fair to and in the best interests of the Company’s shareholders, resolved to approve and adopt the Merger Agreement and to recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer, and also resolved, if applicable, to recommend that the Company’s shareholders vote their Shares in favor of adopting the Merger Agreement if a meeting of shareholders were called for that purpose.

Following this meeting of the Company Board, Mr. Kirk called Mr. Emmens and communicated to him that the Company Board had approved the proposed transaction contingent upon final completion of the Merger Agreement and the Tender Agreement to the satisfaction of the parties.

The Merger Agreement and the Tender Agreement were signed in the early morning (EST) on February 20, 2007 and were publicly announced shortly thereafter prior to the opening of trading on The NASDAQ Global Market.

Reasons for the Recommendation

In unanimously determining that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company and the Company’s shareholders, the Company Board relied on its knowledge of the Company’s business and information provided by the Company’s officers, as well as the advice of the Company’s financial advisors and legal counsel and considered the Company’s and the Company’s shareholders’ short-term and long-term interests and prospects. In making its recommendation that the Company’s shareholders accept the Offer and tender their Shares in the Offer, and in approving and adopting the Merger Agreement and the transactions contemplated thereby, the Company Board considered a number of reasons, including, but not limited to, the reasons described below.

Financial Considerations.  The Company Board considered the following financial reasons and considerations:

•	the recent trading prices of the Shares and that the $64.00 per Share to be paid under the Offer and the Merger represents a premium of approximately 9.7%, or $5.65, over the closing sale price of $58.35 per Share on The NASDAQ Global Market on February 16, 2007 (the last trading day before the public announcement that the Company and Parent had entered into the Merger Agreement), an approximate 14.5% premium to the Company’s 30-day average closing price per Share of $55.92, as of February 20, 2007, and an approximately 200.2% premium to the Company’s 52-week low close on September 8, 2006;

•	the fact that the Merger Agreement resulted from a competitive process in which the Offer Price was the highest price offered by any party in the process;

•	the belief of the Company Board that, in light of the extensive negotiations between the Company and Parent, the Offer Price and Merger Consideration represented the highest consideration that Parent was willing to pay;

•	the form of consideration to be paid to the Company’s shareholders under the Offer and the Merger is cash, which will provide liquidity and certainty of value to the Company’s shareholders; and

•	each of Bear Stearns’ and Merrill Lynch’s financial presentations, including each of their opinions, dated February 19, 2007 and February 20, 2007, respectively, to the Company Board that, as of the date of such opinion, and based upon and subject to the various qualifications, factors, assumptions and limitations described in each of their opinions, the Offer Price and the Merger Consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders (other than the Signing Shareholders). The full text of each of the Bear Stearns Opinion and the Merrill Lynch Opinion, which sets forth the procedures followed, the factors considered, and the assumptions made, by each of Bear Stearns and Merrill Lynch in arriving at each of their opinions, are attached hereto as Annex A and Annex B, respectively, and are incorporated herein by reference. Shareholders are urged to read each of the Bear Stearns Opinion and the Merrill Lynch Opinion carefully and in its entirety.

Business Considerations.  The Company Board also considered the following business reasons and considerations:

•	the Company’s current and historical financial condition and results of operations, including the Company’s prospects if the Company was to remain a publicly owned corporation and the risks inherent in remaining independent, particularly in light of the need to commercialize VYVANSE and the rapidly consolidating and increasingly competitive nature of the specialty pharmaceutical industry in which the Company operates;

•	the risks associated with the Company’s status as a small specialty pharmaceutical company and the technological and financial resources available to the Company’s competitors;

•	the risks associated with the Company’s current strategic operating plan, including risks relating to the Company’s ability to successfully commercialize VYVANSE, develop and partner its other current and future product candidates, potential difficulties or delays in its clinical trials, regulatory developments involving current and future product candidates, and its effectiveness in managing its financial resources, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC; and

•	Parent’s financial condition and its ability to complete the Offer and the Merger.

Other Transaction Considerations.  The Company Board also considered certain transaction-related reasons and considerations, including:

•	the Company Board’s judgment, after consultation with management, Bear Stearns and Merrill Lynch, that, considering the extensive process undertaken by the Company and its financial advisors of exploring strategic options, an alternative transaction that would provide a greater value to the Company’s shareholders was unlikely to be available;

•	the terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified ability of the parties to terminate the Merger Agreement and the fact that the Merger Agreement did not contain a financing condition;

•	the provisions in the Merger Agreement permitting the Company under certain circumstances to provide non-public information to, and engage in discussions with, any third party that proposes an alternative transaction and the provisions in the Merger Agreement permitting the Company Board, in the exercise of its fiduciary duties to the Company and its shareholders under applicable Virginia law, to terminate the Merger Agreement in favor of a superior proposal, provided, that following such termination, the Company must pay Parent a termination fee of $70 million and up to $8 million of Parent’s expenses;

•	that, as a percentage of the aggregate Offer Price and Merger Consideration, the potential of a termination fee of $70 million and up to $8 million of expenses was in the reasonable range of termination fees and expense reimbursements provided for in similar acquisition transactions;

•	the two-step structure of the transaction, which should allow shareholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which shareholders who have not tendered their Shares in the Offer will receive the same cash Offer Price paid in the Offer;

•	the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates;

•	the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner;

•	the fact that the Merger Agreement provides for statutory appraisal rights under Virginia law in the second-step Merger for shareholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Virginia law), while simultaneously avoiding delays in the transaction so that other shareholders of the Company will be able to receive the Offer Price for their Shares in the Offer or the Merger; and

•	the likelihood that the Offer and the Merger would be approved by the requisite regulatory authorities, without the imposition of material conditions that would prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement and of the efforts of the parties required under the Merger Agreement to obtain such approvals.

In its deliberations, the Company Board also recognized the following considerations associated with the transactions:

•	the potential difficulties and challenges inherent in completing the Offer and the Merger and obtaining all regulatory and other approvals necessary to consummate the Offer and the Merger without such authorities imposing terms or conditions that would prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement or Parent to exercise its right to not consummate the Offer or the Merger;

•	that certain provisions of the Merger Agreement may have the effect of discouraging proposals for alternative transactions with the Company, including:

•	the restriction on the Company’s ability to solicit proposals for alternative transactions;

•	that the Merger Agreement provides Parent the right to obtain information with respect to proposals for alternative transactions and to a three business day negotiating period after receipt by the Company of a superior proposal before the Company Board may terminate the Merger Agreement and accept the superior proposal, withdraw its recommendation of the Offer and the Merger or recommend the superior proposal; and

•	the fact that the Merger Agreement obligates the Company to pay to Parent a termination fee of $70 million and up to $8 million of Parent’s expenses, if the Company terminates the Merger Agreement to accept and ultimately consummate a superior proposal;

•	that the Company will no longer exist as an independent company;

•	the fact that gains from an all-cash transaction would be taxable to the Company’s shareholders for U.S. federal income tax purposes;

•	the circumstances under which Parent may have the right to terminate the Merger Agreement;

•	the fact that, pursuant to the Merger Agreement, the Company must generally conduct the Company’s business in the ordinary course and is subject to a variety of other restrictions on the conduct of the Company’s business prior to the completion of the Merger or termination of the Merger Agreement; and

•	the potential for diversion of management and employee attention and for employee attrition during the period prior to the completion of the Offer and the Merger and the potential effect on the Company’s business and relations with service providers and other stakeholders.

In making its recommendation, the Company Board was aware of and took into consideration that certain Company executives, including the Company’s Chairman, President and Chief Executive Officer and the Company’s Chief Operating Officer, Chief Financial Officer and Secretary, who are also members of the Company Board, may have certain interests in the Offer and the Merger that are different from or in addition to the interests of the Company’s shareholders generally as a result of the agreements referred to in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements” above and their holding of Options and SARs referenced in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements”, including the fact that in the absence of an acquisition, the vesting of Options and SARs held by management, other employees and the members of the Company Board would not be accelerated, such Options and SARs would not be “cashed-out,” and unvested Options and SARs would continue to vest in accordance with their terms.

This discussion of the information and reasons considered and given weight by the Company Board is not intended to be exhaustive, but is believed to address the material information and reasons considered by the

Company Board. In view of the number and variety of these reasons, the Company Board did not find it practicable to make specific assessments of, or otherwise assign relative weights to, the specific reasons and analyses considered in reaching its determination. The determination to approve and adopt the Merger Agreement and the transactions contemplated thereby and recommend that the Company’s shareholders accept the Offer and tender their Shares in the Offer was made after consideration of all of the reasons and analyses as a whole. In addition, individual members of the Company Board may have given different weights to different reasons.

The Company Board recognized that, while the consummation of the Offer gives the Company’s shareholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for shareholders to participate in the future growth and profits of the Company.

Opinion of the Company’s Financial Advisors

At the February 19, 2007 Company Board meeting, each of Bear Stearns and Merrill Lynch reviewed with the Company Board its financial analyses of the consideration payable in the Offer and the Merger. Bear Stearns delivered the Bear Stearns Opinion to the Company Board that, as of the date of the Bear Stearns Opinion, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders (other than the Signing Shareholders). Merrill Lynch delivered the Merrill Lynch Opinion to the Company Board that, as of the date of the Merrill Lynch Opinion, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders (other than the Signing Shareholders).

The full text of the written Bear Stearns Opinion, dated February 19, 2007, and the Merrill Lynch Opinion, dated February 20, 2007 (together, the “Fairness Opinions”), attached hereto as Annexes A and B, respectively, and incorporated herein by reference, set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by each of Bear Stearns and Merrill Lynch. The Fairness Opinions are directed to the Company Board and address as of the date of such opinions only the fairness, from a financial point of view, to the holders of Shares (other than the Signing Shareholders) of the consideration to be received by such holders pursuant to the Merger Agreement and do not address any other aspect of the Offer or the Merger. The Fairness Opinions are not a recommendation to any Company shareholder to tender Shares as part of the Offer or as to how any shareholder should vote with respect to the Merger Agreement or any other matter. The summary of the Fairness Opinions set forth in this Statement is qualified in its entirety by reference to the full texts of the Bear Stearns Opinion attached hereto as Annex A and the Merrill Lynch Opinion attached hereto as Annex B, each of which should be read carefully and in its entirety.

Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in the pharmaceutical industry as well as substantial experience providing strategic advisory services. Bear Stearns and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance and securities lending. In the course of its business, Bear Stearns and its affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products relating to, the Company, Parent and their respective affiliates.

Merrill Lynch is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Merrill Lynch and its affiliates may provide such services to the Company, Parent and their respective affiliates, may actively trade the debt and/or equity securities (or related derivative securities) of the

Company and Parent for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

For a description of the terms of Bear Stearns’ and Merrill Lynch’s engagement as the Company’s financial advisors, see the discussion under Item 5 — “Persons/Assets Retained, Employed, Compensated or Used” below.

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer, other than such Shares, if any, that such person may have an unexercised right to purchase by exercising Options or SARs. For a description of the treatment of Options and SARs in connection with the Offer, see Item 3 — “Agreements with Current Executive Officers and Directors of the Company — Treatment of Company Options and SARs in the Offer and the Merger”.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement, dated September 30, 2005, the Company engaged Bear Stearns to act as its exclusive financial advisor in connection with exploring possible transactions with Parent including sale and/or licensing transactions involving VYVANSE and a sale of the Company to Parent. On November 15, 2006, the Company amended and restated its engagement letter with Bear Stearns dated September 30, 2005 (as amended and restated, the “Bear Stearns Engagement Letter”) and engaged Bear Stearns to act as (i) the Company’s non-exclusive financial advisor with respect to the sale of the Company to Parent or any other party, and (ii) the Company’s exclusive financial advisor with respect to exploring a possible acquisition of a specified party by the Company. On December 6, 2006, the Company and Bear Stearns further amended the Bear Stearns Engagement Letter to provide for a different fee arrangement in the event that the Company entered into a transaction with a company other than Parent. The Company selected Bear Stearns as its financial advisor because it is a widely recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger and because of its prior familiarity with the Company. Pursuant to the Bear Stearns Engagement Letter, the Company agreed to pay Bear Stearns $750,000 upon Bear Stearns’ delivery of the Bear Stearns Opinion which is filed as Annex A hereto, which amount is credited toward the transaction fee referred to in the next sentence. Under the Bear Stearns Engagement Letter, in connection with the consummation of the Offer and the Merger, the Company will pay Bear Stearns a transaction fee of approximately $13.1 million. The Company also agreed in the Bear Stearns Engagement Letter to reimburse Bear Stearns for all reasonable out-of-pocket expenses in connection with the engagement, including the fees and expenses of legal counsel and of any other consultant or advisor retained by Bear Stearns with the prior consent of the Company. In addition, the Company has agreed to indemnify Bear Stearns and certain related persons for any losses, claims, damages or liabilities, and any legal fees and other expenses, relating to or arising out of Bear Stearns’ engagement.

In addition to the Company’s engagement of Bear Stearns, pursuant to a letter agreement, dated August 23, 2006 (the “Merrill Lynch Engagement Letter”), the Company engaged Merrill Lynch as the Company’s non-exclusive financial advisor in connection with any proposed sale of the Company to Parent or any affiliate of Parent. The Company selected Merrill Lynch as its financial advisor because it is a widely recognized investment banking firm that has substantial experience in transactions similar to the Offer and Merger and because of its prior familiarity with the Company, as Merrill Lynch acted as an initial purchaser in connection with the Company’s offering of the Notes and an affiliate of Merrill Lynch entered into certain hedging transactions in connection with the sale of the Notes. Pursuant to the Merrill Lynch Engagement Letter, Merrill Lynch delivered the Merrill Lynch Opinion which is filed as Annex B hereto. Under the Merrill Lynch Engagement Letter, in connection with the consummation of the Offer and Merger, the Company will pay Merrill Lynch a success fee of approximately $13.1 million. The Company also agreed in the Merrill Lynch Engagement Letter to reimburse Merrill Lynch for all reasonable out-of-pocket expenses in connection with the engagement, including the fees and expenses of legal counsel. In addition, the Company has agreed to indemnify Merrill Lynch and certain related persons for any losses, claims, damages or liabilities, and any legal and other expenses, relating to or arising out of Merrill Lynch’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company:

Identity of	Date of	Number	Price
Person	Transaction	of Shares	per Share	Nature of Transaction

David S. Barlow	1/03/2007	10,000	$3.34	Exercise of Options
David S. Barlow	1/03/2007	10,000	$54.83	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Larry D. Horner	1/03/2007	5,000	$4.00	Exercise of Options
Larry D. Horner	1/03/2007	10,000	$11.60	Exercise of Options
Larry D. Horner	1/03/2007	15,000	$54.83	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Burton E. Sobel	1/03/2007	2,500	$11.60	Exercise of Options
Burton E. Sobel	1/03/2007	2,500	$54.83	Open market sale pursuant to a Rule 10b5-1 Trading Plan
Burton E. Sobel	1/19/2007	5,000	$32.71	Exercise of Options
Burton E. Sobel	1/19/2007	5,000	$56.10	Open market sale pursuant to a Rule 10b5-1 Trading Plan

On January 25, 2007, the Company granted, pursuant to the Company’s Incentive Compensation Plan, 20,000 Options with an exercise price of $56.39 per Share to each of Messrs. Barlow, Alvarez, Horner and Dr. Sobel. Also on January 25, 2007, the Company issued, pursuant to the Company’s Incentive Compensation Plan, 89,460 and 59,640 SARs, with a strike price of $56.39 per Share to Mr. Krishnan and Mrs. Krishnan, respectively.

During the past 60 days and in the ordinary course, the Company has issued 94,500 Shares to holders of Options upon the exercise of such Options by the holders.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person,

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company,

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Virginia Affiliated Transactions Statute

Article 14 of Chapter 9 of Title 13.1 of the VSCA contains provisions governing Affiliated Transactions. “Affiliated Transactions” include: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any interested shareholder; and (v) any plan or proposal for dissolution of the corporation proposed by or on behalf of any interested shareholder. For purposes of the VSCA, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder. This prohibition is subject to the approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors. A “Disinterested Director” means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder, or require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors. As a part of the Company Board’s approval of the Merger, the Company Board (all of whom are “Disinterested Directors”) also took action to make the provisions of the Affiliated Transactions Statute not applicable to the Offer, the Merger, the Top-Up Option and any other transactions contemplated by the Merger Agreement, including the execution, delivery and performance of the Tender Agreement.

Control Share Acquisitions Statute

The VSCA also contains a “control share acquisitions statute” which provides that shares of a publicly held Virginia corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation. A control share acquisition is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% to 33 1/3%; (ii) 33 1/3% to 50%; or (iii) more than 50%, of such votes. The VSCA, however, allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to acquisitions of shares of such corporation. The Articles of Incorporation of the Company contain such a provision, thus rendering the control share acquisitions statute inapplicable to the Offer, the Merger, the Top-Up Option and the transactions contemplated by the Merger Agreement, including the execution, delivery and performance of the Tender Agreement.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, the Merger Agreement provides that, if the Merger is consummated, appraisal rights shall be available to holders of Shares who comply with the applicable provisions of the VSCA. Such rights shall be available to each holder of Shares at the Effective Time who has not voted or caused or permitted any of such holder’s Shares to be voted in favor of the Merger, and who shall have properly demanded appraisal for such Shares in accordance with applicable statutory provisions of Sections 13.1-729 to 13.1-741 of the VSCA, to the extent entitled thereto. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with a rate of interest, if any, determined by the Virginia court for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under the VSCA fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the VSCA, the Shares of such shareholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A shareholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to holders of Shares as provided in the VSCA.

The foregoing summary of the rights of dissenting shareholders under the VSCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights under Virginia law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Virginia law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Virginia law and is qualified in its entirety by reference to Virginia law.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted to Parent and Purchaser a one-time option, which may only be exercised within 10 business days after consummation of the Offer or the expiration of any subsequent offering period, as applicable, to acquire from the Company at a price per Share equal to the Offer Price (which may be paid in cash or with a one-year promissory note) up to an additional number of Shares such that immediately after the issuance of those additional Shares, Parent will own 90% of the outstanding Shares on a fully-diluted basis (the “Top-Up Option”). The Top-Up Option is exercisable only if Parent purchases in the Offer a number Shares such that it owns less than 90% of the outstanding Shares on a fully-diluted basis. The Top-Up Option may not be exercised to the extent the number of Shares issuable upon exercise of the Top-Up Option would require approval of the Company’s shareholders under the rules of the NASDAQ Stock Market or would exceed the number of authorized but unissued Shares, or if any law or order of a governmental authority would prohibit or require any consent from, or any action by or filing with or notification to, any governmental authority or the Company’s shareholders, in connection with the exercise of the Top-Up Option or the delivery of Shares in respect of such an exercise, which has not already been obtained. If the Top-Up Option is exercised by Parent (resulting in Parent owning 90% or more of the outstanding Shares), Parent will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under Section 13.1-719 of the VSCA as described in “Short-Form Merger” below.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short-form Merger

Under the VSCA, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option), at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger under the short-form merger provisions of the VSCA without a vote of the Company’s shareholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the VSCA to effect the Merger.

Antitrust — United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may not be consummated until the expiration of a 15-day calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer with the FTC and the Antitrust Division, unless early termination of the waiting period is granted. The Company must make its own filing within 10 calendar days of Parent’s filing. Pursuant to the requirements of the HSR Act, Parent filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on March 1, 2007, and the Company expects to make its filing on March 2, 2007. As a result, the waiting period under the HSR Act applicable to the Offer is scheduled to expire at 11:59 p.m., New York City time on Friday, March 16, 2007. However, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. A request has been made by Parent pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company’s failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act, if any, is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer. After the HSR Act waiting period expires or is terminated, consummation of the Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Parent’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period under the HSR Act, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or the consummation of the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While the Company does not believe that the acquisition of the Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Antitrust — Foreign

The Company is not aware, and Parent has advised the Company that it is not aware, of any required approvals, consents or waiting periods in respect of the transactions contemplated by the Merger Agreement under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”) that are applicable to the Offer or the Merger. If any Foreign Antitrust Laws are applicable to the Offer or the Merger, the Company and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex C hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s shareholders as described in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Purchaser’s Designation of Persons to be Elected

The Merger Agreement provides that, promptly upon the payment by Purchaser for Shares pursuant to the Offer, Parent will be entitled to designate the number of directors on the Company Board (the “Parent’s Designees”), rounded up to the next whole number, that equals the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the total number of Shares owned by Parent and Purchaser (including Shares purchased pursuant to the Offer) bears to the total number of Shares then outstanding. The Company will use reasonable best efforts to cause Parent’s Designees to be elected or appointed to the Company Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company’s obligation to appoint Parent’s Designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Following the election or appointment of Parent’s Designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize certain actions related to the Merger Agreement.

The foregoing summary of the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to the Company’s Board, other than at a meeting of the Company’s shareholders is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto.

The Information Statement attached as Annex C to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement as described above, of certain persons to be elected upon consummation of the Offer to the Company’s Board, other than at a meeting of the Company’s shareholders, and such information is incorporated herein by reference.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated March 2, 2007 (incorporated by reference to Exhibit(a)(1) to the Schedule TO)
(a)(2)	Form of Letter of Transmittal dated March 2, 2007 (incorporated by reference to Exhibit(a)(2) to the Schedule TO)
(a)(3)	Press release issued by the Company dated February 20, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company with the SEC on February 20, 2007)
(a)(4)	Summary Advertisement dated March 2, 2007 (incorporated by reference to Exhibit(a)(6) to the Schedule TO)
(a)(5)	Letter to Shareholders of the Company, dated March 2, 2007*
(e)(1)	Agreement of Merger, dated as of February 20, 2007, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 23, 2007)
(e)(2)(A)	United States Collaboration Agreement, dated as of March 31, 2005, by and among the Company, Shire LLC and Parent (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended January 2, 2005)
(e)(2)(B)	ROW Collaboration Agreement, dated as of March 31, 2005, by and among the Company, Shire Pharmaceuticals Ireland Limited and Parent. (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended January 2, 2005)
(e)(3)(A)	Non-Disclosure & Confidentiality Agreement, dated July 16, 2002, among the Company, Parent, Shire US Inc., Shire Pharmaceutical Inc., Shire Biochem Inc., Shire LLC, Shire Pharmaceutical Development Inc., Shire US Manufacturing Inc., Shire Development Inc., Shire Pharmaceutical Development ltd, Shire Regulatory Inc., Shire IP Services Corporation, Susan Hawlk and Clinical Development Consultants Inc., as amended August 16, 2004, October 29, 2004, November 15, 2004, January 3, 2005 and January 11, 2005 (incorporated by reference to Exhibit(d)(5) to the Schedule TO)
(e)(3)(B)	Non-Disclosure & Confidentiality Agreement, dated November 28, 2006, between the Company, Shire Pharmaceuticals, Inc. and L.E.K. Consulting LLC (incorporated by reference to Exhibit(d)(6) to the Schedule TO)
(e)(4)	Tender and Support Agreement, dated February 20, 2007, among Parent, Randal J. Kirk, Kirkfield, L.L.C, RJK, L.L.C,. Randal J. Kirk (2000) Limited Partnership, Trust under R.J. Kirk Declaration of Trust, dated March 29, 2000, between Randal J. Kirk, as settlor, and Randal J. Kirk, as trustee, New River Management II, LP New River Management III, LP Third Security Staff 2001 LLC, Lotus Capital (2000) Company, Inc. (incorporated by reference to Exhibit A to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 23, 2007)
(e)(5)	Opinion of Bear, Stearns & Co. Inc. dated February 19, 2007 (included as Annex A to this Statement)*
(e)(6)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated February 20, 2007 (included as Annex B to this Statement)*
(e)(7)	Information Statement of the Company dated as of March 2, 2007 (included as Annex C to this Statement)*

*	Included with the Statement mailed to the Company’s Shareholders.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NEW RIVER PHARMACEUTICALS INC.

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chairman of the Board, President
and Chief Executive Officer

Dated: March 2, 2007

Annex A

February 19, 2007

The Board of Directors
New River Pharmaceuticals Inc.
1881 Grove Avenue
Radford, VA 24141

Gentlemen:

We understand that New River Pharmaceuticals Inc. (“New River”) and Shire plc (“Shire”) intend to enter into an Agreement and Plan of Merger to be dated as of February 19, 2007 (the “Agreement”), pursuant to which Shuttle Corporation, a wholly owned subsidiary of Shire, will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, $.001 par value per share (the “New River Common Stock”), of New River at a price of $64.00 per share, net to the seller in cash. Following consummation of the Offer, Shuttle Corporation will merge with and into New River (the “Merger” and, together with the Offer, the “Transaction”). Pursuant to the Merger, subject to certain customary exceptions, holders of New River Common Stock who do not tender their outstanding shares pursuant to the Offer will receive $64.00 per share in cash. The consideration to be received by the holders of New River Common Stock pursuant to the Transaction is referred to below as the “Consideration to be Received.” Concurrently with the execution and delivery of the Agreement, certain shareholders who collectively own or control approximately 50.2% of the New River Common Stock are entering into a Tender and Support Agreement pursuant to which such shareholders will agree to tender the New River Common Stock held by them in the Offer and support any and all corporate action necessary to consummate the Merger and oppose any and all corporate action that would adversely affect consummation of the Merger (the “Tender and Support Agreement” and, together with the Agreement, the “Transaction Documentation”). You have provided us with copies of the Transaction Documentation in substantially final form.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the holders of New River Common Stock (excluding those shareholders who have entered into the Tender and Support Agreement).

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed drafts of the Transaction Documentation, each dated February 18, 2007;

•	reviewed New River’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended January 2, 2005 and January 1, 2006, its preliminary results for the fiscal year ended December 31, 2006, its Quarterly Reports on Form 10-Q for the periods ended April 2, 2006, July 2, 2006 and October 1, 2006 and its Current Reports on Form 8-K filed since January 1, 2006;

•	reviewed certain operating and financial information relating to New River’s business and prospects, including consolidated projections for fiscal years 2007 through 2011, and product projections for each of Vyvanse, NRP290 and NRP409 through patent expiration, all as prepared and provided to us by New River’s management;

•	met with certain members of New River’s senior management and Third Security LLC to discuss New River’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, selected trading multiples and trading volume of the shares of New River Common Stock;

The Board of Directors
New River Pharmaceuticals Inc.
February 19, 2007

•	reviewed publicly available financial data, stock market performance data and selected trading multiples of companies which we deemed generally comparable to New River;

•	reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to New River;

•	performed discounted cash flow analyses based on the projections for New River furnished to us; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by New River or obtained by us from public sources, including, without limitation, the projections referred to above. With respect to the projections, we have relied on representations by New River management that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of New River as to the expected future performance of New River. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections, and we have further relied upon the assurances of the senior management of New River that they are unaware of any facts that would make the information and projections incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of New River, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by New River to solicit indications of interest from various third parties regarding a transaction with New River, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on New River.

We do not express any opinion as to the price or range of prices at which the shares of New River Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as a financial advisor to New River in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In addition, New River has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear Stearns (i) has previously been engaged by New River and (ii) has previously been engaged by Shire and its affiliates, in each case to provide investment banking and other services on matters unrelated to the Transaction, for which we have received (or expect to receive) customary fees. Bear Stearns may seek to provide Shire and its affiliates certain investment banking and other services in the future.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to New River, Shire, the Transaction and other participants in the Transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by New River and/or Shire and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives. In addition, a Senior Managing Director in the Investment Banking Department of Bear Stearns who is actively involved in Bear Stearns’ engagement by New River in connection with the Transaction owns shares of New River Common Stock, which he has held for approximately five years.

The Board of Directors
New River Pharmaceuticals Inc.
February 19, 2007

It is understood that this letter is intended for the benefit and use of the Board of Directors of New River and does not constitute a recommendation to the Board of Directors of New River or any holders of New River Common Stock as to whether to tender shares of New River pursuant to the Offer and/or how to vote in connection with the Merger or otherwise. This opinion does not address New River’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for New River or the effects of any other transaction in which New River might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any filing made by New River with the Securities and Exchange Commission to be distributed to the holders of New River Common Stock in connection with the Transaction. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the holders of New River Common Stock (excluding those shareholders who have entered into the Tender and Support Agreement).

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Kenneth L. Springer
Kenneth L. Springer
Senior Managing Director

Annex B

Merrill Lynch, Pierce, Fenner & Smith
            Incorporated
4 World Financial Center
North Tower
New York, New York 10080

February 20, 2007

Board of Directors
New River Pharmaceuticals Inc.
1881 Grover Ave
Radford, VA 24141

Members of the Board of Directors:

New River Pharmaceuticals Inc. (the “Company”), Shire plc (the “Acquiror”) and Shuttle Corporation, a wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), are entering into an Agreement of Merger, dated as of February 20, 2007 (the “Agreement”), pursuant to which (i) the Acquiror will cause the Acquisition Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Shares”) for $64.00 per share, net to the seller in cash (the “Consideration”), and (ii) Acquisition Sub will be merged with the Company in a merger (the “Merger”), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders (other than the Signing Shareholders (as defined below)).

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3) Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

(4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7) Reviewed the Agreement;

(8) Reviewed the Tender and Support Agreement dated as of February 20, 2007, among each of the individuals or entities listed on a signature page thereto (the “Signing Shareholders”) and the Acquiror; and

B-1

(9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares (other than the Signing Shareholders).

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
            INCORPORATED

B-2

Annex C

NEW RIVER PHARMACEUTICALS INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about March 2, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.001 per share (the “Common Stock”), of New River Pharmaceuticals Inc., a Virginia corporation (the “Company” or “New River”) (the shares of Common Stock being referred to collectively as the “Shares”).

The Schedule 14D-9 relates to the cash tender offer by Shuttle Corporation, a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of England and Wales (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated March 2, 2007 (as amended or supplemented from time to time, the “Schedule TO”), and filed with the Securities and Exchange Commission (“SEC”), to purchase all of the outstanding Shares at a price of $64.00 per Share, net to the seller in cash (such price per Share, or if increased, such higher price per Share, the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to serve on the Board of Directors of the Company (the “Board”).

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of the close of business on March 1, 2007, there were 37,051,564 outstanding Shares.

BACKGROUND INFORMATION

On February 20, 2007, the Company entered into an Agreement of Merger (the “Merger Agreement”) with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following Purchaser’s purchase of Shares in the Offer, Purchaser will merge with and into the Company (the “Merger”). Pursuant to the Merger Agreement and the related plan of merger (the “Plan of Merger”), the separate corporate existence of Purchaser shall cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by any wholly owned subsidiary of the Company and any Shares owned by Parent, Purchaser or any wholly owned subsidiary of Parent, which shall be cancelled and Shares owned by shareholders who have properly demanded appraisal in accordance with the Virginia Stock Corporation Act (the “VSCA”)), will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

Under the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate the number of directors on the Board (the “Parent’s Designees”), rounded up to the next whole number, that equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) and the percentage that the total number of Shares beneficially owned by Parent and Purchaser (including Shares purchased pursuant to the Offer) bears to the total number of Shares then outstanding. The Company has agreed under the Merger Agreement to use reasonable best efforts to cause Parent’s Designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company’s obligation to appoint Parent’s Designees to the Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Merger Agreement provides further that the Company will use its reasonable best efforts to cause the number of Parent’s Designees on each committee of the Board and the Board of Directors of the subsidiary of the Company to constitute the same percentage as is on the entire Board (after giving effect to the previous sentence).

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The table below sets forth, with respect to each Potential Designee, such Potential Designee’s name, age as of the date hereof, present principal occupation and employment history during the past five years. Each individual listed below is a U.S. citizen except, Angus C. Russell and Tatjana May who are citizens of the U.K., Joseph Rus who is a citizen of Canada, and Eliseo O. Salinas who is a dual citizen of France and Argentina. Unless otherwise indicated below, the business address for of each such person is Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP. Unless otherwise indicated below, the position listed next to an individual’s name is a position held at Parent. To the knowledge of Parent or Purchaser, none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of or prohibiting activities subject to, U.S. federal securities or commodities laws, or state securities laws, or a finding of any violation of U.S. federal or state securities laws. None of the individuals listed below beneficially owns any Shares.

Name	Age	Position(s)

Angus C. Russell	55	Mr. Russell currently serves as Chief Financial Officer and has served in this position since 1999. Mr. Russell currently serves on the board of directors of the City of London Investment Trust plc.
Joseph Rus	61	Mr. Rus currently serves as Executive Vice President, Alliance Management & New Market Development and has served in this position since 2006. From 2003 to 2006, Mr. Rus served as Executive Vice President at Shire International. Mr. Rus served as President and Chief Executive Officer at Shire Biochem from 2001 to 2003.
Eliseo O. Salinas	51	Dr. Salinas currently serves as Executive Vice President for Research and Development and Chief Scientific Officer and has served in these positions since 2004. From 1999 to 2004, Dr. Salinas served as Vice President, Central Nervous System in Clinical Research & Development at Wyeth Research. Dr. Salinas currently serves on the board of directors of Virochem Pharma Inc.
Barbara Deptula	52	Ms. Deptula currently serves as Executive Vice President of Business Development and has served in this position since 2004. Ms. Deptula served as President, Biotech Division at Sicor, Inc. from 2003 to 2004. From 2000 to 2003, Ms. Deptula served as Vice President, Commercial and Product Development at Coley Pharmaceutical Group. Ms. Deptula currently serves on the board of directors of Combinatorx, Inc.
David D. Pendergast	58	Dr. Pendergast currently serves as President of Shire Human Genetic Therapies and has served in this position since 2006. From 2005 to 2006, Dr. Pendergast served as Executive Vice President and General Manager of Human Genetic Therapies. From 2001 to 2005, Dr. Pendergast served as Chief Operations Officer and Chief Executive Officer at Transkaryotic Therapies, Inc. Dr. Pendergast currently serves on the board of directors of Altus Pharmaceuticals Inc.
Anita Graham	35	Mrs. Graham currently serves as Executive Vice President, Human Resources, Communications and Facilities and has served in this position since 2004. From 2002 to 2004, Mrs. Graham served as Vice President, Global Human Resource at Cytyc Corporation. From 2000 to 2002, Mrs. Graham served as Vice President, NA Human Resources at Serono Inc.
Matthew W. Emmens	55	Mr. Emmens currently serves as Chief Executive Officer and has served in this position since 2003. From 2001 through 2003, Mr. Emmens served as President, EMD, Worldwide at Merck KGaA. Mr. Emmens currently serves on the board of directors of Vertex Pharmaceuticals Inc. and on the board of directors of Incyte Corporation.
Michael F. Cola	47	Mr. Cola currently serves as President, Specialty Pharmaceuticals and has served in this position since 2005. From 2001 to 2005, Mr. Cola served as Group President at Safeguard Scientifics, Inc.
Tatjana May	41	Ms. May currently serves as General Counsel and Company Secretary and has served in this position since 2001.

CURRENT BOARD OF DIRECTORS

The Board currently consists of six members who will hold office until the 2007 Annual Meeting of Shareholders of the Company and until their respective successors are elected and qualified, subject to their prior death, resignation or removal.

Information About the Directors

Randal J. Kirk Age 53	Randal J. Kirk is our founder and has served as a director since August 1996, as Chairman of the Board since 1996 and as President and Chief Executive Officer since October 2001. Mr. Kirk has over 20 years of experience in the healthcare industry. Mr. Kirk began his professional career in the private practice of law. Mr. Kirk co-founded General Injectables & Vaccines, Inc., a pharmaceutical distributor (GIV), in 1983 and served as Chairman of the Board of GIV prior to the sale of that company in 1998. Previously, Mr. Kirk served as a member of the board of directors of Scios, Inc. (previously traded on NASDAQ prior to its acquisition by Johnson & Johnson) between February 2000 and May 2002. He has served on the Virginia Bioinformatics Institute Policy Advisory Board since March 2004. Mr. Kirk also currently serves in a number of additional capacities with the following entities, each of which is an affiliate of New River: Senior Managing Director of Third Security, LLC, an investment management firm founded by Mr. Kirk, since March 1999 (see “Certain Relationships and Related Transactions” on page C-27); Chairman of Biological & Popular Culture LLC, an automated proactive notification software and service company, since September 2002, and Chairman of its predecessor from October 1999 to September 2002; and as Chairman of the board of directors of Clinical Data, Inc. (NASDAQ: CLDA) since December 2004 and a member of this board of directors since September 2002. Mr. Kirk has also served on the Board of Visitors of Radford University since July 2003 (Rector since July 2006) and on the board of directors of the Radford University Foundation, Inc. since September 1998. Mr. Kirk was appointed to the Virginia Advisory Council on Revenue Estimates in July 2006. Mr. Kirk received a B.A. in Business from Radford University and a J.D. from the University of Virginia.

Krish S. Krishnan Age 42	Krish S. Krishnan has served as a member of our Board since March 2003 and as Chief Financial Officer and Chief Operating

Officer since April 2004. Previously, he served as President and CEO of Harvest Pharmaceuticals Inc., a pharmaceutical company, between February 2003 and April 2004. In addition, Mr. Krishnan currently serves in the following capacities with the following entities, each of which is an affiliate of New River: Senior Managing Director of Third Security, LLC, an investment management firm, since March 2002 (see “Certain Relationships and Related Transactions” on page C-27), and member of the board of managers of Biological & Popular Culture LLC, an automated proactive notification software and service company, since September 2002. Previously, Mr. Krishnan was a director at a start-up venture, Suppliermarket.com, Inc., a software company, from February 2000 to September 2000, which was sold to Ariba Technologies Inc., a software company, in September 2000. He then served as a managing principal of Ariba, focusing primarily in the pharmaceutical industry, from September 2000 until joining Third Security in March 2002. Mr. Krishnan was a senior manager with A.T. Kearney, Inc., a management consulting firm, from September 1996 until January 2000, where he advised pharmaceutical companies on strategic and operational issues; a consultant with KPMG LLP between January 1992 and August 1994; and an engineer with E.I. Dupont de Nemours, a multi-national chemical company, between January 1989 and January 1992. Mr. Krishnan received a B.S. in Mechanical Engineering from the Indian Institute of Technology (IIT), a M.S. in Engineering from the University of Toledo, and an M.B.A. from The Wharton School at the University of Pennsylvania.

Cesar L. Alvarez Age 59	Cesar L. Alvarez has been a member of our Board since 2004. Mr. Alvarez has served since 1997 as the President and Chief Executive Officer of the law firm of Greenberg Traurig, P.A. Prior to that time, Mr. Alvarez practiced law at Greenberg Traurig, P.A. for over 20 years. Mr. Alvarez also serves as Chairman of the Board of Pediatrix Medical Group, Inc., a healthcare services company; and as a director of Watsco, Inc., an independent distributor of air conditioning, heating and refrigeration equipment; and Atlantis Plastics, Inc., a plastics manufacturer.

David S. Barlow Age 50	David S. Barlow has served as a member of our Board since 2000. Since March 2000, Mr. Barlow has served as Chairman of Molecular Insight Pharmaceuticals, Inc., an emerging biopharmaceutical company focused on developing innovative molecular imaging pharmaceuticals and targeted radiotherapeutics for cancer, and as Chief Executive Officer since January 2003. Mr. Barlow served as President of Black Diamond Capital, a private investment company, from October 1999 to January 2003. From 1995 to September 1999, Mr. Barlow was President of Pharmaceuticals at Sepracor, Inc., a research-based pharmaceutical company. From 1993 to 1995, Mr. Barlow served as the General Manager of Pharmaceuticals at Sepracor, Inc. Prior to 1993, Mr. Barlow held several senior level positions at Rhone-Poulenc Rorer, Inc., a pharmaceutical company, including Vice President, World Wide Marketing and Business Development at Armor Pharmaceutical Company, a subsidiary of Rhone-Poulenc Rorer, Inc. Mr. Barlow serves on the

Board of Trustees of Bates College, McLean Hospital and Newton Country Day School.

Larry D. Horner Age 72	Larry D. Horner has served as a member of our Board since 1999. From 1994 to 2001, Mr. Horner served as Chairman of the Board of Pacific USA Holdings Corporation, a holding company of companies in real estate and financial services. From 1997 to 2001, Mr. Horner served as Chairman of the Board of Asia Pacific Wire & Cable, Ltd., a manufacturer of wire and cable products for the telecommunications and power industries in the Asia Pacific Region. From 1991 to 1994, he served as Managing Director of Arnhold & S. Bleinchroeder, Inc., an equity market trading and corporate finance firm. Prior to that, he served as Chairman and Chief Executive Officer of the accounting firm KPMG LLP. Mr. Horner is on the board of directors of Atlantis Plastics, Inc., a plastics manufacturer, and Technical Olympics USA, Inc., a homebuilding company; Mr. Horner is on the board of directors and serves as the audit committee financial expert of UTStarcom, Inc. Mr. Horner also serves on the board of directors and serves as the Chairman of the audit committee and as the audit committee financial expert of Clinical Data, Inc., a medical diagnostics, pharmacogenomics and molecular services company and an affiliate of New River. In addition, through July 2005, he served as a director and Chairman of Third Security Management Corporation, the owner of several registered investment advisory firms; and through August 2005, he served as a director and Co-Chairman of Howe & Rusling, Inc., a registered investment advisory firm, both of which were affiliates of New River at such time.

Burton E. Sobel, M.D Age 69	Burton E. Sobel, M.D. has been a member of our Board since 2004. Dr. Sobel has been at the University of Vermont since 1994 and is currently E.L. Amidon Professor of Medicine and Director of the Cardiovascular Research Institute and Professor of Biochemistry. Previously, he held senior academic and administrative positions at Washington University School of Medicine, from 1973 to 1994, and at the University of California, San Diego, from 1968 to 1973. Dr. Sobel serves as a director of Ariad Pharmaceuticals, Inc., a pharmaceuticals company, Nuvelo, Inc., a biopharmaceutical company, and Clinical Data, Inc., a medical diagnostics, pharmacogenomics and molecular services company that is an affiliate of New River. Dr. Sobel is the recipient of numerous awards and honors and has published more than 800 scientific articles and books. Dr. Sobel completed postgraduate training at the Peter Bent Brigham Hospital, Boston and the National Institutes of Health, Bethesda and received an M.D. from Harvard University and an A.B. from Cornell University.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers. Our executive officers serve at the discretion of the Board. Krish S. Krishnan, a director and our Chief Financial Officer and Chief Operating Officer, is the husband of Suma M. Krishnan, our Vice President, Product Development. Other than the relationship between Mr. Krishnan and Mrs. Krishnan, there are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

Garen Z. Manvelian, M.D., age 43, has been our Chief Medical Officer, Vice President Clinical and Regulatory Affairs since October 2006. Dr. Manvelian came to the Company from SkyePharma Inc., where he served since 2000 as Senior Director, Clinical and Medical Affairs. Prior to that, he served as a Clinical Research Scientist at Quintiles CNS Therapeutics. Dr. Manvelian holds an M.D. degree from the Vitebsk State Medical Institute in Vitebsk, Belarus. He completed a residency program in anesthesiology at the Republic Hospital of Armenia in Yerevan, Armenia, and a postdoctoral fellowship at the Yale University School of Medicine Department of Anesthesiology

John K. Thottathil, Ph.D., age 54, has been our Chief Scientific Officer since April 2006. Prior to joining the Company, Dr. Thottathil served for over four years as the Director of Core Research and Development Chemistry, Diagnostic Division, at Abbott Laboratories. Prior to that, he worked at Bristol-Myers Squibb for 19 years in a variety of positions, most recently as Director of Outsourcing, Worldwide Process Research and Development, and earlier as Director of Chemical Process Research Departments in New Brunswick, NJ and Candiac, Canada. Several of his projects resulted in product launches; he has contributed to 60 patents, and has authored or co-authored more than 40 peer-reviewed publications. He holds a Doctor of Philosophy degree in Organic Chemistry from the Indian Institute of Science in Bangalore, India, and conducted post-doctoral research at Yale University in New Haven, Connecticut, and Emory University in Atlanta, Georgia.

Suma M. Krishnan, age 41, has served as our Vice President, Product Development since September 2002. Mrs. Krishnan has 14 years experience in drug development. Prior to joining the Company, Mrs. Krishnan served in the following capacities: Director, Regulatory Affairs at Shire Pharmaceuticals, Inc., a specialty pharmaceutical company; Senior Project Manager at Pfizer, Inc., a multi-national pharmaceutical company; and a consultant at the Weinberg Group, a pharmaceutical and environmental consulting firm. Mrs. Krishnan began her career as a discovery scientist for Janssen Pharmaceuticals, a subsidiary of Johnson & Johnson, a multi-national pharmaceutical company, in May 1991. Mrs. Krishnan received a M.S. in Organic Chemistry from Villanova University, an M.B.A. from Institute of Management and Research (India) and an undergraduate degree in Organic Chemistry from Ferguson University (India).

Samir D. Roy, Ph.D., age 48, has served as our Vice President, Formulation and Manufacturing since August 2006. Immediately prior to joining the Company, Dr. Roy served as the Executive Director of Product Research at Watson Pharmaceuticals Inc. In his nearly 20 years in the pharmaceutical industry, he has held positions with Insite Vision Inc., Pfizer-Agouron Pharmaceutical Inc., Roche Pharmaceuticals, and Cygnus Therapeutics Inc. He has authored or co-authored more than 25 journal articles, is listed on ten U.S. patents, and has been involved in the development of a number of FDA product approvals. Dr. Roy holds a Ph.D. degree from the College of Pharmacy, University of Saskatchewan in Saskatoon, Canada, with a research focus on the oral absorption of amphetamines and its analogs: drug metabolism, bioanalytical method development and PK modeling. He conducted a post-doctoral fellowship at the University of Michigan College of Pharmacy in Ann Arbor, Michigan, with a research focus on physicochemical characterizations of narcotic analgesics, skin transport mechanism, transdermal formulations for preclinical/clinical trials. He also holds a B.S. degree in Pharmacy from the BHU Institute of Technology, India.

BOARD ACTIONS; COMMITTEES OF THE BOARD

During 2006, the Board held 12 meetings. During 2006, each director attended at least 75% of the aggregate of all Board meetings and meetings of Board committees on which such director served.

The Board considers director independence based both on the meaning of the term “independent director” set forth in Rule 4200(a)(15) of the listing standards for NASDAQ listed companies and on an overall review of transactions and relationships, if any, between the director and us as set forth in our Corporate Governance Guidelines.

In February 2007, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships, if any, between each director or any member of his or her immediate family and us. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

The Board has determined that Messrs. Cesar L. Alvarez, David S. Barlow, Larry D. Horner and Dr. Burton E. Sobel are independent. Directors who are not independent, as determined by the Board, are our President and Chief Executive Officer, Randal J. Kirk, and Krish S. Krishnan, our Chief Financial Officer and Chief Operating Officer.

The Company’s Corporate Governance Guidelines require that executive sessions of the independent directors be held at least two times each fiscal year. Executive sessions of the independent directors were held immediately following each regularly scheduled Board meeting in 2006. Executive sessions do not include any of our employee directors, and the Chair of the executive sessions rotates from meeting to meeting among the Chairmen of the Nominating and Governance Committee, the Audit Committee and the Compensation Committee. Shareholders and other interested persons may contact any independent director or the independent directors as a group through the method described in “Shareholder Communications with the Board” below.

The Board has designated three principal standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The composition and functions of these committees, and the number of meetings held in 2006, are described below.

Audit Committee

The Audit Committee currently consists of Messrs. Cesar L. Alvarez (Chairman), David S. Barlow and Larry D. Horner. During 2006, the Audit Committee held four meetings. The Audit Committee has the responsibility for overseeing (i) our accounting and financial reporting processes, (ii) the reliability of the Company’s financial statements, (iii) the effective evaluation and management of the Company’s financial risks, (iv) the Company’s compliance with laws and regulations, and (v) the maintenance of an effective and efficient audit of the Company’s financial statements by a qualified and independent registered public accounting firm. The Board has adopted a written Charter for the Audit Committee, which is available on our website at www.nrpharma.com. The functions of the Audit Committee are more fully described in the Audit Committee Charter and under “Report of the Audit Committee” below.

The Common Stock is listed on the NASDAQ Global Market and, as such, the Company is governed by the listing standards of the NASDAQ. Rule 4350(d)(2)(A) of NASDAQ’s listing standards requires that the Audit Committee be comprised of at least three members, each of whom must (i) be an “independent director” as defined in Rule 4200(a)(15) of the listing standards of NASDAQ, (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Exchange Act, and (iii) not have participated in the preparation of the financial statements of the Company or our subsidiary at any time during the past three years. Upon the recommendation of the Nominating and Governance Committee, the Board affirmatively has determined that all three of the Audit Committee members are independent directors, as defined under the heightened independence standards for audit committee members set forth in the listing standards of the NASDAQ and in accordance with the Audit Committee Charter.

The Board has determined that each of the members of the Audit Committee is able to read and understand fundamental financial statements, including the Company’s consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows, and has accounting or related financial management expertise, as such terms are interpreted by the Board. The Board has determined that Mr. Larry D. Horner is an “audit committee financial expert” as that term is defined in Item 401(h)(2) of Regulation S-K under the Securities Act of 1933, as amended.

Compensation Committee

The Compensation Committee currently consists of Messrs. David S. Barlow (Chairman) and Larry D. Horner and Dr. Burton E. Sobel. Upon the recommendation of the Nominating and Governance Committee, the Board affirmatively has determined that each of the members of the Compensation Committee is (i) independent as defined in Rule 4200(a)(15) of the listing standards of the NASDAQ and our Corporate

Governance Guidelines, (ii) “non-employee directors” (within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended) and (iii) “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code. During 2006, the Compensation Committee held nine meetings. The Compensation Committee has the responsibility to: (i) develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to shareholders; (ii) recommend to the Board for approval, compensation and benefit plans for executive officers; (iii) review and approve annually corporate and personal goals and objectives to serve as the basis for the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of the goals and, based on such evaluation, determine, or recommend to the Board for determination, the Chief Executive Officer’s compensation; (iv) determine, or recommend to the Board for determination, the annual total compensation for the other executive officers; (v) with respect to the Company’s equity-based compensation plans, approve the grants of stock options, restricted stock, stock appreciation rights (“SARs”) and other equity-based incentives to the extent provided under our compensation plans; and (vi) review and recommend to the Board compensation for non-employee directors. While the Compensation Committee’s charter does not specify qualifications required for Committee members, Messrs. Barlow and Horner and Dr. Sobel have each been members of other public company boards of directors. The Board has adopted a written Charter for the Compensation Committee, a copy of which is available on our website at www.nrpharma.com.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of Dr. Burton E. Sobel (Chairman) and Messrs. Larry D. Horner and Cesar L. Alvarez. The Board affirmatively has determined that each of the members of the Nominating and Governance Committee is independent as defined in Rule 4200(a)(15) of the listing standards of the NASDAQ and our Corporate Governance Guidelines. During 2006, the Nominating and Governance Committee held four meetings. The Nominating and Governance Committee has the responsibility to (i) identify individuals qualified to serve as directors, (ii) nominate qualified individuals for election to the Board at the Annual Meeting of Shareholders, (iii) recommend to the Board the directors to serve on each of the Board committees, and (iv) recommend to the Board a set of corporate governance guidelines. The Board has adopted a written Charter for the Nominating and Governance Committee, a copy of which is available on our website at www.nrpharma.com.

Director Nominating Process

Director Candidate Recommendations and Nominations by Shareholders.  The Nominating and Governance Committee Charter provides that the Nominating and Governance Committee will consider director candidate recommendations by shareholders. There are no differences in the manner in which the Nominating and Governance Committee evaluates director candidates based on whether the candidates are recommended by shareholders. Shareholders should submit any such director candidate recommendations to the Nominating and Governance Committee through the method described under “Shareholder Communications with Directors” below. In addition, in accordance with the Company’s Amended and Restated Bylaws, any shareholder entitled to vote in the election of directors generally at the applicable meeting of shareholders may nominate persons for election to the Board if such shareholder complies with the notice procedures set forth in the Amended and Restated Bylaws and summarized below.

Section 1.11 of the Company’s Amended and Restated Bylaws allows any shareholder entitled to vote in the election of directors generally to nominate one or more persons for election as directors at an annual meeting of shareholders only if such shareholder complies with the notice procedures set forth in Section 1.11 of the Amended and Restated Bylaws. To be timely, a shareholder’s notice shall be delivered to the Corporate Secretary at the Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting of shareholders is more than 30 days before or more than 70 days after such anniversary date, notice by such shareholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting of shareholders and not later than the close of business on the later of the 90th day prior to such annual meeting of shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders commence a new time period, or extend any time period, for the giving of a shareholder’s notice as described above.

Each shareholder’s notice must set forth:

•	as to each person whom the shareholder proposes to nominate for election as a director:

•	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise, required in each case pursuant to Regulation 14A under the Exchange Act; and

•	such person’s written consent to being named in the proxy statement as a nominee and to serving as such a director if elected;

•	as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

•	the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner;

•	the class and number of shares of capital stock of the Company that are owned beneficially and of record by such shareholder and such beneficial owner;

•	a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

•	a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from shareholders in support of such proposal or nomination.

The foregoing notice requirements shall be deemed satisfied by a shareholder if the shareholder has notified the Company of his, her or its intention to present a proposal at an annual meeting of shareholders in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such shareholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting of shareholders. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Company.

In the event that the number of directors to be elected to the Board at an annual meeting of shareholders is increased and there is no public announcement by the Company naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting of shareholders, a shareholder’s notice required by Section 1.11 of the Company’s Amended and Restated Bylaws shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Corporate Secretary at the Company’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

The Amended and Restated Bylaws are available on our website at www.nrpharma.com. The Company will furnish a copy of its Amended and Restated Bylaws without charge to any shareholder desiring a copy upon written request to New River Pharmaceuticals Inc., 1881 Grove Avenue, Radford, Virginia 24141, Attention: Corporate Secretary.

Nominating and Governance Committee Process for Identifying and Evaluating Director Candidates.  The Nominating and Governance Committee evaluates all director candidates in accordance with the director qualification standards described in the Corporate Governance Guidelines. The Nominating and Governance Committee evaluates all candidates for election to the Board, regardless of the source from which the candidate was first identified, based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering individual nominees, the Nominating and Governance Committee takes into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board and also takes into account the characteristics of each individual under consideration, including that individual’s competencies, experience, reputation, integrity, independence, potential for conflicts of interest and other appropriate qualities. When considering a director standing for re-election, in addition to the attributes described above, the Nominating and Governance Committee considers that individual’s past contribution and future commitment to the Company.

The Nominating and Governance Committee did not receive any recommendations of director candidates from any shareholder or group of shareholders during 2006.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

The Board unanimously has approved a process for shareholders to communicate with the Board. Shareholders can send communications to the Board, any Board Committee, including the Nominating and Governance Committee, any specified individual director or the independent directors as a group, by mailing such communications to the Chairman of the Nominating and Governance Committee, c/o New River Pharmaceuticals Inc., 1881 Grove Avenue, Radford, Virginia 24141, Attention: Corporate Secretary. All such communications will be forwarded, as appropriate, to the Board, a Board Committee, including the Nominating and Governance Committee, specified individual directors or the independent directors as a group. The Company screens all such communications for security purposes.

As set forth in the Corporate Governance Guidelines, all directors are strongly encouraged and expected to attend the annual meeting of shareholders each year. All of our directors who were serving as directors at the time of our 2006 annual meeting attended our 2006 annual meeting of shareholders, except Mr. Alvarez who was unable to attend.

DIRECTOR COMPENSATION

Effective March 23, 2005, the non-employee directors, other than the Chairman of the Audit Committee, receive an annual retainer of $36,000, plus an additional $1,500 for each meeting attended. The Chairman of the Audit Committee receives an annual retainer of $36,000, plus an additional $2,500 for each meeting attended. In addition, it is the intention of the Compensation Committee to award each of the non-employee directors on an annual basis 20,000 options, such options to vest on the first anniversary of the date of grant. Accordingly, the Compensation Committee granted 20,000 options to each of the non-employee directors in January 2006, which options vested in January 2007. Non-employee directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings. The Company does not pay employee members of the Board separately for their service on the Board.

The following table presents information relating to total compensation of the non-employee directors for the fiscal year ended December 31, 2006.

Director Compensation Table

	Fees
	Earned or
	Paid in	Option
Name	Cash($)(1)	Awards($)(2)	Total($)

Cesar L. Alvarez	$53,500	$392,829	$446,329
David S. Barlow	$46,500	$392,829	439,329
Larry D. Horner	$46,500	$392,829	439,329
Burton E. Sobel, M.D.	$46,500	$392,829	439,329

(1)	Directors do not receive fees for meetings held by unanimous written consent.

(2)	The awards shown in this column constitute 20,000 options granted to each of our non-employee directors under our Incentive Compensation Plan in January 2006 that vested in January 2007. This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to the directors. The fair value was estimated using the Black-Scholes option-pricing model in accordance with Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”). The amounts are based on the compensation expense recognized for the award pursuant to FAS 123(R). These options had a grant date fair market value of $414,400. The relevant assumptions used in calculating grant date fair value pursuant to FAS 123(R) are (i) grant date of January 19, 2006, (ii) risk free interest rate of 4.08%, (iii) volatility of 70% and (iv) an expected term of 5 1/2 years. The number of outstanding options as of December 31, 2006, was as follows: Alvarez: 90,000, Barlow: 100,200, Horner: 75,000 and Sobel: 22,500.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table lists any person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) who, to our knowledge, was the beneficial owner, as of December 31, 2006, of more than 5% of our outstanding Shares.

Name and Address of	Number of
Beneficial Owners	Shares of Common Stock		Percent of Class(1)

Mr. Randal J. Kirk	18,610,416		50.2%
1881 Grove Avenue Radford, Virginia 24141
FMR Corp.	4,176,061	(2)	11.3%
82 Devonshire Street Boston, Massachusetts 02109
S.A.C. Capital Advisors	3,212,231	(3)	8.7%
72 Cummings Point Road Stamford, Connecticut 06902

(1)	The percentages were calculated based on 37,051,564 Shares outstanding as of March 1, 2007.

(2)	Based solely on the disclosures made in a report on Schedule 13G/A filed with the SEC by FMR Corp. on February 14, 2007.

(3)	Based solely on the disclosures made in a report on Schedule 13G/A filed with the SEC by S.A.C. Capital Advisors, LLC on February 14, 2007.

Security Ownership by Management

The following table sets forth, as of March 1, 2007, information about the beneficial ownership of the Common Stock by:

•	each of the executive officers named in the Summary Compensation Table;

•	each of the directors; and

•	all of the executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all Shares that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 37,051,564 Shares outstanding on March 1, 2007.

In computing the number of Shares beneficially owned by a person and all of the executive officers and directors as a group and the percentage ownership of that person and all of the executive officers and directors as a group, we deemed to be outstanding any Shares subject to options held by that person and any Shares subject to options held by the executive officers and directors as a group that are currently exercisable or exercisable within 60 days after March 1, 2007. We did not deem these Shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Aggregate Number of
Name of Beneficial Owner or	Shares Beneficially	Percent
Number of Persons in Group	Owned(1)	of Class

Cesar L. Alvarez	90,000	*
David S. Barlow	90,200	*
Larry D. Horner(2)	65,000	*
Randal J. Kirk(3)	18,610,416	50.2%
Krish S. Krishnan(4)	419,326	1.1%
Suma M. Krishnan(5)	419,326	1.1%
Garen Z. Manvelian, M.D.	—	*
Burton E. Sobel, M.D.	15,000	*
John K. Thottathil, Ph.D.	8,333	*
All directors and executive officers as a group (9 persons)(6)	19,298,275	52.1%

(*)	Unless a specific percentage is noted in this column, each person owns less than 1% of the outstanding Shares.

(1)	The amounts in this column include Shares with respect to which certain persons had the right to acquire beneficial ownership within 60 days after March 1, 2007, pursuant to the exercise of options: Cesar L. Alvarez: 90,000 Shares; David S. Barlow: 90,200 Shares; Larry D. Horner: 60,000 Shares; Krish S. Krishnan: 181,626 Shares; Suma M. Krishnan: 236,700 Shares; Burton E. Sobel, M.D.: 15,000 Shares; John K. Thottathil: 8,333 Shares and executive officers and directors as a group: 673,526 Shares.

(2)	Includes 5,000 Shares held directly by his spouse.

(3)	Includes Shares held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 5,764,637 Shares held by RJK; 4,415,278 Shares held by NRM II; 1,498,144 Shares held by R.J. Kirk Declaration of Trust; 1,471,806 Shares held by Third Security Staff 2001, LLC; 1,466,218 Shares held by New River Management III, LP; 1,182,665 Shares held by Kirkfield, L.L.C.; 523,650 Shares held by Randal J. Kirk (2000) Limited Partnership; and 9,350 Shares held by Lotus Capital (2000) Company Inc.

(4)	Includes 236,700 Shares with respect to which his spouse, Suma M. Krishnan, had the right to acquire beneficial ownership within 60 days after March 1, 2007 pursuant to the exercise of options or SARs.

(5)	Includes 1,000 Shares held directly by her spouse, Krish S. Krishnan, and 181,626 Shares with respect to which her spouse had the right to acquire beneficial ownership within 60 days after March 1, 2007 pursuant to the exercise of options or SARs.

(6)	Represents the sum of the Shares and percent of class beneficially owned by all directors, nominees and executive officers named in the table above as a group. The overlap in beneficial ownership caused by the shared beneficial ownership by Mr. Krishnan and Mrs. Krishnan has been eliminated in calculating the 19,298,275 Shares listed above. This overlap, however, has not been eliminated in calculating the amount and percentage of outstanding voting Shares beneficially owned by each of Mr. Krishnan and Mrs. Krishnan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, officers and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership of such securities with the SEC and the NASDAQ. Directors, officers and beneficial owners of more than 10% of Common Stock are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms and information furnished to the Company, the Company believes that during the 2006 fiscal year all filing requirements applicable to our directors, officers and beneficial owners of more than 10% of Common Stock were satisfied.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

Board and Committee Process.  The primary role of the Compensation Committee of the Board, which we refer to as the Committee within this Compensation Discussion and Analysis section, is to review and approve practices and policies related to compensation primarily for the Chief Executive Officer and the other executive officers, and with respect to New River’s equity-based compensation plans, approve the grants of stock options, restricted stock, SARs and other equity-based incentives to the extent provided under New River’s compensation plans. The Committee has the responsibility to: (i) develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to shareholders; (ii) recommend to our Board for approval, compensation and benefit plans for executive officers; (iii) review and approve annually corporate and personal goals and objectives to serve as the basis for the Chief Executive Officer’s compensation, evaluate the Chief Executive Officer’s performance in light of the goals and, based on such evaluation, determine, or recommend to the Board for determination, the Chief Executive Officer’s compensation; (iv) determine, or recommend to the Board for determination, the annual total compensation for our other executive officers; (v) with respect to our equity-based compensation plans, approve the grants of stock options, restricted stock, SARs and other equity-based incentives to the extent provided under our compensation plans; and (vi) review and recommend to our Board compensation for non-employee directors.

The Committee reports regularly to the Board on matters relating to the Committee’s responsibilities. The Chairperson of the Committee works with our Chief Executive Officer in establishing the agenda for Compensation Committee meetings. Data and materials for review by the Compensation Committee are prepared by senior management. The Committee also utilizes executive compensation information compiled from the proxy statements of other pharmaceutical companies.

In 2006, the Committee met nine times. The Committee periodically meets individually with members of management in order to assess progress toward meeting objectives set by the Board for both annual and long-term compensation. The Committee reviews the performance and compensation of the Chief Executive Officer with input from both the full Board and the Chief Executive Officer’s self evaluation. The Committee approves the compensation of the other named executive officers based upon the evaluation and recommendation of the Chief Executive Officer.

The Committee is authorized to retain experts, consultants and other advisors to aid in the discharge of its duties. The Committee utilizes external independent compensation consultants and compensation surveys to aid in the determination of competitive levels of executive pay. Where it deems appropriate, the Committee engages Frederic W. Cook & Co., Inc., whom we refer to as Fred Cook & Co., and another independent compensation consultant, who are the Committee’s independent external compensation consultants, or other appropriate advisors, to analyze compensation trends and competitiveness of pay packages and to support the Committee’s duty to establish each of the named executive officer’s targeted overall compensation levels. The role of the consultants is to provide advice and counsel. The Committee does not delegate authority to the compensation consultants nor to other parties. All work completed by the compensation consultants whether for the Committee or management, is subject to the approval of the Committee.

In addition, the Committee follows regulatory and legislative developments and considers corporate governance best practices in performing its duties.

Guiding Philosophy.  The Committee’s guiding philosophy is to establish executive compensation policies that are linked to the sustained creation of shareholder value. The following objectives serve as the guiding principles for all compensation decisions:

•	provide a competitive total compensation opportunity that will enable the Company to attract, retain and motivate highly qualified executives;

•	align compensation opportunities with shareholder interests by making the executive compensation program highly sensitive to the Company’s performance, which is defined in terms of performance objectives associated with achieving profitability and growth of the Company and creating shareholder value; and

•	provide a strong emphasis on equity-based compensation and equity ownership, creating a direct link between shareholder and management interests.

The Committee also does not provide severance or change of control arrangements with any of our named executive officers. The Committee believes that the acceleration of the equity-based awards that it has granted the named executive officers adequately compensates our named executive officers in the event of a change of control.

Elements of Executive Compensation.  The Committee does not have a specific mix of compensation components that they target, but the intent is to make each component of total direct compensation (including base salary, annual cash incentives, and long-term equity incentives) competitive with other companies of similar size and stage of development operating in our industry, while taking into account our relative performance and our own strategic goals. The Committee employs the same principles and intent with regard to the Chief Executive Officer’s compensation; i.e., examining each component of total direct compensation with the intent to be competitive to the market. The Committee believes that the total compensation opportunity available to members of management should consist of base salary, annual bonuses and equity-based compensation. The Committee sets compensation levels for management based on the Company’s performance and on considerations of individual performance and experience. In making determinations on the mix and amount of executive compensation, the Committee reviews all components of the executive’s compensation, including base salary, annual cash bonuses, equity-based compensation and any other form of compensation received from the Company to ensure such compensation meets the goals of the program. As detailed below, based on its review, the Committee believes total compensation for the Company’s officers is generally in line with compensation levels for management of companies with levels of corporate performance similar to the Company’s, is reasonable and is not excessive.

To ensure that the Company’s compensation programs are properly benchmarked, the Committee for 2006 compared the Company’s compensation practices to compensation data of survey groups prepared by Fred Cook & Co. engaged by the Company and the Committee. The Company used the following companies in its survey group: Allos Therapeutics, Inc., Alnylam Pharmaceuticals, Inc., Anormed, Inc., Cardiome Pharma Corp., Dynavax Technologies Corp., Genomic Health, Inc., Gtx, Inc., Indevus Pharmaceuticals, Inc., Maxygen,

Inc., Northfield Laboratories, Inc., Novavax, Inc., Nuvelo, Inc., Pain Therapeutics, Inc., Pozen, Inc., Sirna Therapeutics, Inc., Solexa, Inc. and Xenoport, Inc.

The Committee also takes into consideration individual and overall company performance to ensure executive compensation reflects past performance, future potential and adequately differentiates between employees, based on scope and complexity of the employee’s job position, market comparisons, individual performance and company affordability. Annually during the summer, we conduct a formal performance review for all employees, which includes the Chief Executive Officer’s review of all executive direct reports. The Board reviews and approves performance in light of company strategic objectives set forth the previous year. Reviews also evaluate performance against the company’s defined set of executive officer leadership competencies. The reviews are used when determining changes to base salary and in calculating bonus payouts based on individual and company performance for the year. Likewise, the Chief Executive Officer’s performance is reviewed annually by the Board prior to considering changes in base salary, bonus payouts and total compensation. The Chief Executive Officer’s performance is evaluated in light of company performance (as described in greater detail below) and leadership characteristics selected by the Board as essential to the role of Chief Executive Officer.

Base Salaries

The base salaries for the Company’s executive officers for the year ended December 31, 2006 were generally established in August 2006 by considering the responsibilities of each officer, market data for the position and the officer’s performance achieving corporate goals. The Committee considered each of these factors but did not assign a specific value to each factor. Furthermore, a subjective element was acknowledged in evaluating the officer’s overall span of responsibility and control. Two of the Company’s named executive officers began employment in 2006 and thus their salaries were set at the time of employment based upon the responsibilities of each officer and market data for the position. Mrs. Krishnan’s salary remained the same in 2006 as in 2005.

In August 2006, the Committee increased the base salary of Messrs. Kirk and Krishnan after taking into consideration the Company’s achievements during the year and each of their expanded responsibilities in light of the progress of the Company’s development programs. In determining Messrs. Kirk’s and Krishnan’s base salary, the Committee considered the factors described above as well as other corporate goals and objectives and Messrs. Kirk’s and Krishnan’s performance against those goals and objectives and also considered that August 2006 marked the second year anniversary of the Company’s initial public offering. The Committee also considered a number of factors, including the Company’s incremental increase in stock price, oversight of pipeline product development, establishment of collaboration relationships with pharmaceutical partners, and management of investor relations. In making these determinations, the Committee reviewed all components of Messrs. Kirk’s and Krishnan’s compensation, including base salary, bonus, accumulated realized stock option and SAR gains. Management prepared at the request of the Committee and the Committee reviewed a tally sheet that included the above components and affixed dollar amounts under various payout scenarios for Messrs. Kirk and Krishnan. In making these determinations, the Committee also considered Mr. Kirk’s substantial equity ownership in the Company.

Set forth below, the Committee approved the following 2006 annual base salaries for our named executive officers:

Name and Title	2006 Base Salaries*

Randal J. Kirk	$660,000
Chairman, Chief Executive Officer and President
Krish S. Krishnan	$540,000
Chief Operating Officer, Chief Financial Officer and Secretary
Suma M. Krishnan	$360,000
Vice President, Product Development
Garen Z. Manvelian, M.D.	$250,000
Chief Medical Officer, Vice President Clinical and Regulatory Affairs
John K. Thottathil, Ph.D.	$200,000
Chief Scientific Officer

*	Messrs. Kirk’s and Krishnan’s salaries were effective as of August 21, 2006. Dr. Manvelian’s salary was effective as of October 3, 2006, the date he began employment with us, and Dr. Thottathil’s salary was effective as of April 10, 2006, the date he began employment with us.

Annual Bonuses

Annual bonuses established for the executive officers are intended to provide an incentive for advancing the Company’s performance in the short term and to provide a means for recognizing individual contribution to corporate and business results. Key features of the annual bonus program include the following:

•	a primary emphasis in the oversight of pipeline product development and management of our collaboration relationships;

•	a significant emphasis on stock-price appreciation;

•	a qualitative assessment of our strategic achievements in areas of management;

•	a structured, objective approach to determine awards; and

•	recognition of individual achievement and contribution of participants.

The Committee does not establish target bonus opportunity levels for the executive officers. The Committee reviews annual bonuses with senior management. Awards are based on an evaluation of the performance, level of responsibility and leadership of the individual in relation to overall corporate results. In 2006, annual bonuses were based on the overall performance of the Company and the market price of the Common Stock for the fiscal year.

The Committee determined to award cash bonuses to each of Messrs. Kirk and Krishnan and Mrs. Krishnan in an amount equal to 140% of their annual base salary for 2006. The Committee awarded discretionary cash bonuses to each of Dr. Manvelian and Dr. Thottathil prorated for the year based on the date each of them began employment with us. The Committee awarded Mr. Kirk a bonus for 2006 of $924,000 in recognition of the leadership that Mr. Kirk has shown in managing the business of the Company and focusing on maximizing value for the Company’s shareholders. Prior to establishing this bonus, the Committee again considered the factors described above as well as other corporate goals and objectives and Mr. Kirk’s performance against those goals and objectives. In making this determination, the Committee again reviewed all components of Mr. Kirk’s compensation, the tally sheet of compensation components prepared by management and Mr. Kirk’s substantial equity ownership in the Company.

For 2006, we awarded the following cash bonuses which were paid in the first quarter of 2007:

2006 Annual
Name	Cash Bonus

Randal J. Kirk	$924,000
Krish S. Krishnan	756,000
Suma M. Krishnan	504,000
Garen Z. Manvelian, M.D.*	15,625
John K. Thottathil, Ph.D.*	66,667

*	Dr. Manvelian’s bonus was prorated for the year starting with October 3, 2006, the date he began employment with us, and Dr. Thottathil’s bonus was prorated for the year starting with April 10, 2006, the date he began employment with us.

Equity-Based Compensation

The New River Pharmaceuticals Inc. 2004 Incentive Compensation Plan (“Incentive Compensation Plan”):

•	authorizes the granting of stock options, SARs, stock awards and incentive awards (payable in cash or Shares), all of which may be made subject to the attainment of performance goals established by the Committee;

•	provides for the enumeration of the business criteria on which performance goals (if applicable) are to be based; and

•	establishes the maximum amount of stock options, SARs, stock awards and incentive awards that can be paid to an Incentive Compensation Plan participant.

The Committee believes strongly that equity-based incentive awards are an integral part of total compensation for our named executive officers who have significant responsibility for the Company’s long-term results. The Committee believes that SARs and stock option grants, which are tied to the increase in value of the Company stock, provide an effective means of delivering incentive compensation and, to the extent the SAR is payable in Shares, foster stock ownership on the part of management. A SAR offers the same economic opportunity as a stock option. The Committee believes SAR awards motivate management’s commitments to and successful execution of productivity, innovation, growth and business objectives aligned with shareholders’ interests and accordingly began awarding SARs to our named executive officers in 2005. The Committee determined that granting certain of our named executive officers SARs was more attractive to executives than granting stock options because unlike stock options, there is no money required to exercise them for cash. A holder of a SAR automatically receives the proceeds from an exercise without having to pay for the cost of the Shares. In addition, by using cash-based SARs, the Committee can reduce the potential dilution of its currently outstanding Shares that could occur upon exercise of stock options.

With the exception of significant promotions and new hires, we make these types of awards at the first meeting of the Compensation Committee each year following the availability of the financial results for the prior year. The SAR awards discussed below were made in January 2006. This timing was selected because it enables us to consider prior year performance of the Company and the participants and our expectations for the next multi-year performance period. The awards also are made as early as practicable in our fiscal year in order to maximize the time-period for the incentives associated with the awards. The Compensation Committee’s schedule is determined several months in advance, and the proximity of any awards to earnings announcements or other market events is coincidental. The Committee recognizes that our equity-based awards, on an individual basis, are greater than similar awards of many of its peer companies identified above, but in making these awards the Committee took into account the fact that we have a significantly smaller senior management team than many of these peer companies.

The Committee determined to award SARs to each of Messrs. Kirk and Krishnan and Mrs. Krishnan in an amount which represented 93% of the SARs granted to each of these executive officers in 2005 due to the substantial increase in the market price of our Common Stock. The Committee determined to recognize senior management’s commitment to and successful execution of our business objectives and the substantial increase in the market price of our Common Stock during 2005. Therefore, we granted SARs in January 2006 at an exercise price of $32.71, the closing price of the Shares on the date of grant, as follows:

Holder	Number of SARs

Randal J. Kirk	200,000, payable in cash
119,500, payable in cash
Krish S. Krishnan	95,850, payable in cash
95,850, payable in restricted stock
Suma M. Krishnan	63,900, payable in cash
63,900, payable in restricted stock

The SARs vest with respect to one-third of the covered Shares on each of the first, second and third anniversaries of the date of the grant, provided the applicable named executive officer has been continuously employed by us from the date of grant through each such anniversary. The SARs granted to Mr. Kirk are payable in cash given Mr. Kirk’s substantial share ownership, while the SARs granted to Mr. and Mrs. Krishnan are payable in 50% restricted stock and 50% in cash. A condition to the exercise of any of the SARs payable in case is our satisfaction of the following formula: (i) our quick ratio equals or exceeds 1.25 and (ii) the combined balance of our cash and short-term investments equals or exceeds our trailing 15-month net operating cash requirements (such formula to be determined as of the most recent fiscal annual or quarterly reporting period, but determined as if the SARs had already been paid). In calculating the quick ratio and combined balance of our cash and short-term investments for purposes of the conditions to the exercise of any SARs payable in cash, our 3.5% Convertible Subordinated Notes due 2013 will not be considered a current liability. With respect to the SARs payable in restricted stock, Shares of restricted stock paid upon exercise of the SARs will become vested and nonforfeitable on the second anniversary of the date of exercise of the SARs pursuant to which the restricted Shares are paid, provided the applicable named executive officer has been continuously employed by the Company from the date of payment of the restricted Shares through such second anniversary. All of the SARs have a ten-year term. All of the SARs become vested and nonforfeitable upon a change in control of the Company.

In 2006, certain of these cash-settled SAR awards to Mr. Kirk were granted on a stand-alone basis outside of our Incentive Compensation Plan. The Committee determined that doing so was necessary in order to comply with the terms of our Incentive Compensation Plan.

Dr. Thottathil received options for 25,000 Shares as of April 10, 2006, the date he began employment with us. Dr. Manvelian received options for 15,000 Shares as of October 4, 2006, the date the date he began employment with us. All of the options become vested and nonforfeitable upon a change of control of the Company.

In August 2006, taking into consideration the outstanding dedication, devotion and performance of Mrs. Krishnan in advancing VYVANSE through pre-clinical and clinical development, the Committee accelerated the vesting of all of her then-outstanding and unvested stock options and SARs, including the removal of the holding period requirement with respect to the Shares issuable upon exercise of the stock-based SARs.

Perquisites; Other Compensation

We annually review any perquisites that our Chief Executive Officer and the other named executive officers may receive. In general, we do not provide our executives with many of the types of perquisites that other companies offer their executives, such as personal use of the corporate jet or vehicle allowances. In addition to the cash and equity compensation described above, we proved our named executive officers with the same benefit package available to all of our salaried employees. This package includes:

•	Health and dental insurance (portion of costs);

•	Basic life insurance;

•	Long-term disability insurance; and

•	Participation in the Company’s 401(k) plan, including company matching.

Relocation benefits are also reimbursed but are individually negotiated when they occur.

Deductibility of Compensation

The Committee has carefully considered Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides certain criteria for the tax deductibility of compensation in excess of $1 million paid to the Company’s executive officers. The Committee believes it is in the Company’s best interests and that of its shareholders to comply with the requirements of Section 162(m), but the Committee intends to preserve the flexibility to reward executives consistent with the Company’s pay philosophy for each compensation element. It is the Committee’s intention that grants of stock options, SARs, stock awards and incentive awards made pursuant to the Incentive Compensation Plan comply with the requirements of Section 162(m). Although certain portions of payments made to Messrs. Kirk and Krishnan and Mrs. Krishnan this past year did not qualify for the Section 162(m) deduction due to the timing of bonus payments, the Committee believes such payments were in the best interests of the Company and its shareholders in order to appropriately retain and motivate Messrs. Kirk and Krishnan and Mrs. Krishnan, the Company’s key executives, in accordance with the Company’s compensation philosophy described herein.

Stock Ownership Guidelines

The Company does not have specific established stock ownership guidelines for any of its officers given Mr. Kirk’s majority ownership of the Company and the equity incentive awards granted to the other named executive officers.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this information statement with management and, based on such review and discussion, the committee recommends to the Board that it be included in this information statement.

COMPENSATION COMMITTEE

David S. Barlow
Larry D. Horner
Burton E. Sobel

March 1, 2007

SUMMARY COMPENSATION TABLE

The following table presents information relating to total compensation paid to Randal J. Kirk, our Chairman of the Board, President and Chief Executive Officer, Krish S. Krishnan, our Chief Operating Officer, Chief Financial Officer and Secretary, Suma M. Krishnan, our Vice President, Product Development, Garen Z. Manvelian, M.D., our Chief Medical Officer and Vice President, Clinical and Regulatory Affairs, and John K. Thottathil, Ph.D., our Chief Scientific Officer. We refer to these executive officers as the named executive officers.

Name and Principal					Option		All Other
Position	Year	Salary ($)		Bonus ($)(1)	Awards ($)		Compensation ($)		Total ($)

Randal J. Kirk	2006	$621,957		$924,000	$20,028,110	(2)	$7,940	(3)	$21,582,007
Chairman of the Board, President and Chief Executive Office
Krish S. Krishnan	2006	482,935		756,000	6,892,343	(4)	8,042	(5)	8,139,320
Chief Operating Officer, Chief Financial Officer and Secretary
Suma M. Krishnan	2006	360,000		504,000	9,967,324	(6)	8,042	(5)	10,839,366
Vice President, Product Development
Garen Z. Manvelian, M.D.	2006	60,606	(7)	15,625	34,513	(8)	11,411	(9)	122,155
Chief Medical Officer, Vice President Clinical and Regulatory Affair
John K. Thottathil, Ph.D.	2006	141,667	(10)	66,667	229,760	(11)	30,100	(12)	468,194
Chief Scientific Office

(1)	Represents discretionary bonuses awarded by the Compensation Committee. For a discussion of these awards, please see “Compensation Discussion and Analysis” beginning on page C-14.

(2)	Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of the cash-settled SARs granted to Mr. Kirk in 2006 as well as prior fiscal years, in accordance with FAS 123(R). The amounts are based on the compensation expense recognized for the award pursuant to FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by Mr. Kirk. The relevant assumptions used pursuant to FAS 123(R) are (i) risk free interest rate of 4.61%, (ii) volatility of 60% and (iii) an expected term of three years.

(3)	Includes matching contribution of $6,600 to the New River’s 401(k) plan, $930 for premiums on life insurance, and $410 for health club dues and long term disability premiums.

(4)	Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of the cash-settled SARs and stock-settled SARs granted to Mr. Krishnan in 2006 as well grants of SARs and options granted in prior fiscal years, in accordance with FAS 123(R). The amounts are based on the compensation expense recognized for the award pursuant to FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by Mr. Krishnan. The relevant assumptions used pursuant to FAS 123(R) for the cash-settled SARs are (i) risk free interest rate of 4.61%, (ii) volatility of 60% and (iii) an expected term of three years. The relevant assumptions used pursuant to FAS 123(R) for the stock-settled SARs granted in 2005 are (i) risk free interest rate of 4.3%, (ii) volatility of 70% and (iii) an expected term of five years. The relevant assumptions used pursuant to FAS 123(R) for the stock-settled SARs granted in 2006 are (i) three tranches valued within the grant based on the year of vesting, (ii) risk free interest rate of 4.08% to 4.25%, (iii) volatility of 70% and (iv) an expected term of three to five years. The relevant assumptions used pursuant to FAS 123(R) for options granted in 2004 are (i) risk free interest rate of 4.32%, (ii) volatility of 70% and (iii) and an expected term of ten years.

(5)	Includes matching contribution of $6,600 to New River’s 401(k) plan, $930 for premiums on life insurance, and $512 for health club dues and long term disability premiums.

(6)	Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of the cash-settled SARs and stock-settled SARs granted to Mrs. Krishnan in 2006 as well grants of SARs and options granted in prior fiscal years, in accordance with FAS 123(R). The amounts are based on the compensation expense recognized for the award pursuant to FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by Mrs. Krishnan. In August 2006, taking into consideration the outstanding dedication, devotion and performance of Mrs. Krishnan in advancing VYVANSE through pre-clinical and clinical development, the Compensation Committee accelerated the vesting of all of her then-outstanding and unvested stock options and SARs. In accordance with FAS 123(R), those awards that were not expected to vest at the time under their original vesting terms were treated as new awards. As a result of the modification the incremental fair value of the modified awards over the original awards was as follows:

	Original Fair Value	Modified Fair Value	Incremental Fair Value

2004 Options	$91,332.42	$773,992	$682,660
2005 Stock-Settled SARs	938,052.00	1,961,730	1,023,678
2006 Stock-Settled SARs	812,595.00	93,294	(719,301)

The relevant assumptions used pursuant to FAS 123(R) for the cash-settled SARs are (i) risk free interest rate of 4.61%, (ii) volatility of 60% and (iii) an expected term of 3 years. The relevant assumptions used pursuant to FAS 123(R) for the modified stock-settled SARs granted in 2005 and the options granted in 2004 are (i) risk free interest rate of 4.91%, (ii) volatility of 70% and (iii) an expected term of 98 days. The relevant assumptions used pursuant to FAS 123(R) for the stock-settled SARs granted in 2006 are (i) risk free interest rate of 4.91%, (ii) volatility of 70% and (iii) an expected term of 98 days.

(7)	Dr. Manvelian began employment on October 4, 2006. His 2006 annualized salary is $250,000.

(8)	Represents the amount recognized in fiscal 2006 for financial statement reporting purposes in accordance with FAS 123(R) for options granted to Dr. Manvelian upon commencement of employment in October 2006, except that estimates of forfeitures related to service-based vesting conditions have been disregarded. The amounts are based on the compensation expense recognized for the award pursuant to FAS 123(R). These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by Dr. Manvelian. The relevant assumptions used pursuant to FAS 123(R) for the options granted in 2006 are (i) risk free interest rate of 4.37% to 4.42%, (ii) volatility of 70% and (iii) an expected term of 5 1/2 to 6 1/2 years.

(9)	Includes $11,260 in relocation expenses, $78 for premiums on life insurance, and $73 for health club dues and long term disability premiums.

(10)	Dr. Thottathil began employment on April 10, 2006. His 2006 annualized salary is $200,000.

(11)	Represents the amount recognized in fiscal 2006 for financial statement reporting purposes in accordance with FAS 123(R) for options granted to Dr. Thottathil upon commencement of employment in April 2006, except that estimates of forfeitures related to service-based vesting conditions have been disregarded. The amounts are based on the compensation expense recognized for the award pursuant to FAS 123(R). These amounts reflect the Company’s accounting expense for these awards, and do not correspond to the actual value that will be recognized by Dr. Thottathil. The relevant assumptions used pursuant to FAS 123(R) for the options granted in 2006 are (i) risk free interest rate of 4.78% to 4.82%, (ii) volatility of 70% and (iii) an expected term of 5 1/2 to 6 1/2 years.

(12)	Includes matching contribution of $3,000 to the New River’s 401(k) plan, $26,203 in relocation expenses, $543 for premiums on life insurance, and $354 for health club dues and long term disability premiums.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2006

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended December 31, 2006.

		All Other Option
		Awards: Number of		Exercise or Base	Grant Date Fair
		Securities		Price of Option	Value of Stock and
Name	Grant Date	Underlying Options (#)		Awards ($/Sh)	Option Awards ($)

Randal J. Kirk	January 19, 2006	319,500	(1)	$32.71	$4,135,395	(2)
Krish S. Krishnan	January 19, 2006	95,850	(3)	32.71	1,240,619	(2)
	January 19, 2006	95,850	(4)	32.71	1,731,371	(5)
Suma M. Krishnan	January 19, 2006	63,900	(3)	32.71	827,079	(6)
	January 19, 2006	63,900	(4)	32.71	1,154,247	(7)
Garen Z. Manvelian, M.D.	October 4, 2006	15,000		25.47	234,013	(8)
John K. Thottathil, Ph.D.	April 10, 2006	25,000		33.55	517,234	(9)

(1)	Represents cash-settled SAR awards. The SARs were granted with a base value equal to the fair market value of our Common Stock on the date of grant. Of the 319,500 SARs granted to Mr. Kirk, 200,000 were granted under the Incentive Compensation Plan and 119,500 were granted outside of the Incentive Compensation Plan. For a discussion concerning the SAR awards, please see “Compensation Discussion and Analysis” beginning on page C-14.

(2)	Reflects the full grant date fair market value calculated pursuant to FAS 123(R) of 319,500 cash-settled SARs granted in January 2006. Assumes a price per share of $32.71, which represents the closing price of our Common Stock as of the date of grant. The SAR award is payable in cash upon exercise. The relevant assumptions used pursuant to FAS 123(R) are (i) three tranches valued within the grant based upon the year of vesting, (ii) risk free interest rate of 4.24% to 4.35%, (iii) volatility of 70% and (iv) an expected term of one to three years.

(3)	Represents cash-settled SAR awards granted under the Incentive Compensation Plan. The SARs were granted with a base value equal to the fair market value of our Common Stock on the date of grant. For a discussion concerning the SAR awards, please see “Compensation Discussion and Analysis” beginning on page C-14.

(4)	Represents stock-settled SAR awards granted under the Incentive Compensation Plan. The SARs were granted with a base value equal to the fair market value of our Common Stock on the date of grant. For a discussion concerning the SAR awards, please see “Compensation Discussion and Analysis” beginning on page C-14.

(5)	Reflects the full grant date fair market value calculated pursuant to FAS 123(R) of the stock-settled SARs granted in January 2006. Assumes a price per share of $32.7,1 which represents the closing price of our Common Stock as of the date of grant. The SAR award is payable in restricted Shares upon exercise. The relevant assumptions used pursuant to FAS 123(R) are (i) three tranches valued within the grant based upon the year of vesting, (ii) risk free interest rate of 4.08% to 4.25%, (iii) volatility of 70% and (iv) an expected term of three to five years.

(6)	Reflects the full grant date fair market value calculated pursuant to FAS 123(R) of the cash-settled SARs granted in January 2006. Assumes a price per share of $32.71, which represents the closing price of our Common Stock as of the date of grant. The SAR award is payable in cash upon exercise. The relevant assumptions used pursuant to FAS 123(R) are (i) three tranches valued within the grant based upon the year of vesting, (ii) risk free interest rate of 4.24% to 4.35%, (iii) volatility of 70% and (iv) an expected term of one to three years. In August 2006, the Compensation Committee accelerated the vesting of all of her then-outstanding and unvested stock options and SARs. For a discussion of the acceleration of this award, please see footnote 6 to the “Summary Compensation Table” on page C-22.

(7)	Reflects the full grant date fair market value calculated pursuant to FAS 123(R) of the stock-settled SARs granted in January 2006. Assumes a price per share of $32.71, which represents the closing price of our Common Stock as of the date of grant. The SAR award is payable in restricted Shares upon exercise. The relevant assumptions used pursuant to FAS 123(R) are (i) three tranches valued within the grant based upon the year of vesting, (ii) risk free interest rate of 4.08% to 4.25%, (iii) volatility of 70% and (iv) an expected term of three to five years. In August 2006, the Compensation Committee accelerated the vesting of all of her then-outstanding and unvested stock options and SARs. Due to this modification of the award in August 2006, the fair value of the modified portion of the award decreased by $719,301, with the following assumptions: (i) risk free interest rate of 4.91%, (iv) volatility of 70% and (v) an expected term of 98 days. For other assumptions, please see “Compensation Discussion and Analysis” beginning on page C-14.

(8)	Reflects the full grant date fair market value calculated pursuant to FAS 123(R) of the option granted in October 2006. Assumes a price per share of $25.47, which represents the closing price of our Common Stock as of the date of grant. The relevant assumptions used pursuant to FAS 123(R) are (i) risk free interest rate of 4.37% to 4.42%, (ii) volatility of 70% and (iii) an expected term of 5 1/2 to 6 1/2 years.

(9)	Reflects the full grant date fair market value calculated pursuant to FAS 123(R) of the option granted in April 2006. Assumes a price per share of $33.55, which represents the closing price of our Common Stock as of the date of grant. The relevant assumptions used pursuant to FAS 123(R) are (i) risk free interest rate of 4.78% to 4.82%, (ii) volatility of 70% and (iii) an expected term of 5 1/2 to 6 1/2 years.

OUTSTANDING EQUITY AWARDS AT THE END OF FISCAL 2006

The following table presents information concerning the number and value of unexercised options, SARs and similar instruments, unvested stock (including restricted stock, restricted stock units or other similar instruments) and incentive plan awards for the named executive officers outstanding as of the end of the fiscal year ended December 31, 2006.

	Option Awards
					Equity
					Incentive
					Plan Awards:
					Number of
	Number of		Number of		Securities
	Securities		Securities		Underlying
	Underlying		Underlying		Unexercised		Option	Option
	Unexercised		Unexercised		Unearned		Exercise	Expiration
Name	Options		Options		Options (#)		Price ($)	Date
	Exercisable (#)		Unexercisable (#)

Randal J. Kirk					200,000	(1)	$32.71	January 18, 2016
					200,000	(2)	12.00	March 28, 2015
			119,500	(3)			32.71	January 18, 2016
			439,000	(4)			12.00	March 28, 2015
Krish S. Krishnan	1,626						1.25	March 11, 2013
	180,000						4.00	August 10, 2014
					95,850	(5)	32.71	January 18, 2016
					95,850	(6)	32.71	January 18, 2016
					8,300	(7)	12.00	March 28, 2015
					191,700	(8)	12.00	March 28, 2015
			183,400	(4)			12.00	March 28, 2015
Suma M. Krishnan	45,000						4.00	August 10, 2014
					63,900	(1)	32.71	January 18, 2016
	63,900	(6)					32.71	January 18, 2016
	127,800	(9)					12.00	March 28, 2015
					8,300	(2)	12.00	March 28, 2015
			55,600	(4)			12.00	March 28, 2015
Garen Z. Manvelian, M.D.			15,000	(10)			25.47	October 3, 2016
John K. Thottathil, Ph.D.			25,000	(11)			33.55	April 9, 2016

(1)	Reflects cash-settled SARs granted in January 2006 pursuant to the Incentive Compensation Plan. For a description of the terms and vesting conditions with respect to this award, please see “Compensation Discussion and Analysis” beginning on page C-14.

(2)	Reflects cash-settled SARs granted in March 2005 pursuant to the Incentive Compensation Plan. The SARs vest on the third anniversary of the date of the grant, provided the applicable named executive officer has been continuously employed by us from the date of grant through each such anniversary. A condition to the exercise of the SARs payable is the satisfaction of the following formula: (i) our quick ratio equals or exceeds 1.25 and (ii) the combined balance of our cash and short-term investments equals or exceeds our trailing 15-month net operating cash requirements (such formula to be determined as of the most recent fiscal annual or quarterly reporting period, but determined as if the SARs had already been paid). In calculating the quick ratio and combined balance of our cash and short-term investments for purposes of the conditions to the exercise of the cash-based SARs, our 3.5% Convertible Subordinated Notes due 2013 will not be considered a current liability. All of the SARs become vested and nonforfeitable upon a change in control of the Company.

(3)	Reflects cash-settled SARs granted in January 2006 on a stand-alone basis. For a description of the terms and vesting conditions with respect to this award, please see “Compensation Discussion and Analysis” beginning on page C-14.

(4)	Reflects cash-settled SARs granted in March 2005 on a stand-alone basis. For a description of the terms and vesting conditions with respect to this award, please see footnote 2 above.

(5)	Reflects cash-settled SARs granted in January 2006 pursuant to the Incentive Compensation Plan. For a description of the terms and vesting conditions with respect to this award, please see “Compensation Discussion and Analysis” beginning on page C-14.

(6)	Reflects stock-settled SARs granted in January 2006 pursuant to the Incentive Compensation Plan. For a description of the terms and vesting conditions with respect to this award, please see “Compensation Discussion and Analysis” beginning on page C-14.

(7)	Reflects cash-settled SARs granted in March 2005 pursuant to the Incentive Compensation Plan. For a description of the terms and vesting conditions with respect to this award, please see footnote 2 above.

(8)	Reflects stock-settled SARs granted in March 2005 pursuant to the Incentive Compensation Plan. The SARs vest on the third anniversary of the date of the grant, provided the applicable named executive officer has been continuously employed by us from the date of grant through each such anniversary. With respect to the SARs payable in restricted Shares, restricted Shares paid upon exercise of the SARs will become vested and nonforfeitable on the second anniversary of the date of exercise of the SARs pursuant to which the restricted Shares are paid, provided the applicable named executive officer has been continuously employed by the Company from the date of payment of the restricted Shares through such second anniversary. All of the SARs have a ten-year term. All of the SARs become vested and nonforfeitable upon a change in control of the Company.

(9)	Reflects stock-settled SARs granted in March 2005 pursuant to the Incentive Compensation Plan. The vesting schedule with respect to these SARs has been accelerated, including the removal of any holding period restriction with respect to the Shares issuable upon exercise of the SARs. All of the SARs have a ten-year term.

(10)	On October 4, 2006, the date on which Dr. Manvelian commenced employment with New River, the Compensation Committee granted him options to purchase 15,000 Shares at an exercise price of $25.47, the closing price of our Common Stock on such date. Such options vest in three equal annual installments beginning on the first anniversary of the date of grant. This vesting schedule is accelerated in the event of a change in control of New River.

(11)	On April 10, 2006, the date on which Dr. Thottathil commenced employment with New River, the Compensation Committee granted him options to purchase 25,000 Shares at an exercise price of $33.55, the closing price of our Common Stock on such date. Such options vest in three equal annual installments beginning on the first anniversary of the date of grant. This vesting schedule is accelerated in the event of a change in control of New River.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2006

The following table presents information concerning the exercise of stock options, SARs and similar instruments and the vesting of stock (including restricted stock, restricted stock units and similar instruments) for the named executive officers during the fiscal year ended December 31, 2006.

	Option Awards
	Number of Shares	Value Realized on
Name	Acquired on Exercise (#)	Exercise ($)

Randal J. Kirk	10,000	$261,700
Krish S. Krishnan	100,000	2,857,141
Suma M. Krishnan	182,900	6,728,945
Garen Z. Manvelian, M.D.	—	—
John K. Thottathil, Ph.D.	—	—

(1)	On March 22, 2006, Mr. Kirk exercised options for 10,000 Shares at an exercise price of $3.33 per Share. The closing price of our Common Stock on the NASDAQ Global Market on such date was $29.50.

(2)	On February 13, 2006, Mr. Krishnan exercised options for 17,464 Shares at an exercise price of $1.25 per share and sold the underlying Shares on the open market on such date at an average price per share of $30.1167. On February 14, 2006, Mr. Krishnan exercised options for 62,536 Shares at an exercise price of $1.25 per share and 20,000 Shares at an exercise price of $4.00 per share. Mr. Krishnan then sold the 82,536 underlying Shares on the open market on such date at an average price per share of $30.00. The closing price of our common stock on the NASDAQ Global Market on February 13, 2006 and February 14, 2006 was $30.00 and $30.45, respectively.

(3)	On March 20, 2006, Mrs. Krishnan, pursuant to her Rule 10b5-1 plan, exercised options for 30,000 Shares at an exercise price of $1.25 per share and sold the underlying Shares on the open market on such date at an average price per share of $30.8579. The closing price of our Common Stock on the NASDAQ Global Market on such date was $30.50. On May 18, 2006, Mrs. Krishnan, pursuant to her Rule 10b5-1 plan, exercised options for 667 Shares at an exercise price of $1.25 per share and 29,333 Shares at an exercise price of $4.00 per share. Mrs. Krishnan then sold the underlying Shares on the open market on such date at an average price per share of $29.2068. The closing price of our Common Stock on the NASDAQ Global Market on such date was $28.60. On October 25, 2006, Mrs. Krishnan exercised 63,900 cash settled SARs at an exercise price of $12 per share. The closing price of our Common Stock on the NASDAQ Global Market on such date was $48.65. On November 9, 2006, Mrs. Krishnan exercised options for 33,333 Shares at an exercise price of $1.25 per share and 25,667 Shares at an exercise price of $4.00 per share. Mrs. Krishnan sold 54,783 of these Shares on the open market on such date at an average price per share of $49.0106 per share and sold the remaining 4,217 Shares on the open market on November 10, 2006 at an average price per share of $48.2297. The closing price of our Common Stock on the NASDAQ Global Market on such date was $49.39.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Krish S. Krishnan, a director and our Chief Financial Officer and Chief Operating Officer, is the husband of Suma M. Krishnan, our Vice President, Product Development. Other than the relationship between Mr. Krishnan and Mrs. Krishnan, there are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to above with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

The Board has adopted a related person transaction policy that governs the review, approval or ratification of covered related person transactions. The Audit Committee manages this policy. The policy generally provides that we may enter into a related person transaction only (i) if the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy and (ii) if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the transaction is approved by the disinterested members of the Board or the transaction involves compensation approved by the Compensation Committee.

In the event our management determines to recommend a related person transaction to the Audit Committee, such transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction and at each subsequently scheduled Audit Committee meeting, our management will update the Audit Committee as to any material change to the proposed related person transaction. In those instances in which our chief financial officer, in consultation with our chief executive officer, determines that it is not practicable or desirable for us to wait until the Audit Committee meeting, the Chair of the Audit Committee has delegated authority to act on behalf of the Audit Committee. The Audit Committee (or the Chair) approves only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit Committee (or the Chair) determines in good faith.

For purposes of this policy, “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K, promulgated under the Exchange Act.

A “related person” is (i) any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of us or a nominee to become a director, (ii) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities, (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner, and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Prior to the initial public offering of Common Stock in August 2004, certain administrative services and executive office space were provided to the Company at no charge by Third Security, LLC, an entity owned by Mr. Kirk and of which Mr. Kirk and Mr. Krishnan serve as Senior Managing Directors. Such services included accounting, finance, information technology, human resources and executive management. Upon completion of the initial public offering, we entered into an administrative services agreement, dated as of August 10, 2004, with Third Security under which Third Security agreed to continue to provide certain limited administrative services for a market rate, and the Company entered into a lease agreement, dated as of August 10, 2004, pursuant to which the Company pays a market rate for the executive office space leased to the Company by Third Security. The total amounts incurred by the Company under the administrative services agreement and the lease agreement during 2006 were $321,233 and $76,746, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. David S. Barlow, Roger D. Griggs and Larry D. Horner and Dr. Burton E. Sobel served on the Compensation Committee during the fiscal year ended December 31, 2006. None of such persons has ever been an officer or employee of the Company or of our subsidiary at any time.

No interlocking relationship is expected to exist between the Board or Compensation Committee and the Board of Directors or Compensation Committee of any other entity, nor has any interlocking relationship existed in the past.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the quality and integrity of New River’s financial reporting processes and its systems of internal accounting controls. Management is responsible for preparing New River’s financial statements and establishing and maintaining adequate internal control over financial reporting and the independent registered public accounting firm is responsible for performing an independent audit of those financial statements. The Audit Committee operates under a written charter that has been adopted by New River’s Board of Directors.

The Audit Committee has met and held discussions with management and KPMG LLP (“KPMG”), New River’s independent registered public accounting firm, regarding New River’s audited 2005 consolidated financial statements. Management represented to the Audit Committee that New River’s consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG.

The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards), as may be modified or supplemented. In addition, the Audit Committee has received the written disclosures from KPMG relating to the independence of that firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) as may be modified or supplemented, and has discussed with KPMG that firm’s independence from New River.

In reliance upon the Audit Committee’s discussions with management and KPMG, and the Audit Committee’s review of the representation of management and the report of KPMG to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in New River’s Annual Report on Form 10-K for the year ended January 1, 2006, filed with the SEC.

THE AUDIT COMMITTEE

Cesar L. Alvarez (Chairman)
David S. Barlow
Larry D. Horner

March 9, 2006